
10010195


LIFETIME®
FITNESS

2009 ANNUAL REPORT

PERFORMANCE HIGHLIGHTS

We operate distinctive and large, multiuse sports, fitness, family recreation and spa centers in a resort-like environment–24 hours a day, seven days a week. We aim to connect and engage our members to the best-in-class programs, services and products that help them to successfully lead a healthy way of life while achieving their fitness goals and objectives. In 2009, we grew to more than 578,000 memberships and, as of February 26, 2010, we operated 86 centers in 19 states. Founded in 1992, we are headquartered in Chanhassen, Minnesota, and employed approximately 17,500 team members at the end of 2009.

10-YEAR REVENUE PERFORMANCE



(in millions)
Other Revenue
Enrollment Fees
In-Center Revenue
Membership Dues
$94.5
$136.7
$195.2
$256.9
$312.0
$390.1
$511.9
$655.8
$769.6
$837.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

5-YEAR PERFORMANCE



MEMBERSHIPS
(in thousands)
358
444
499
567
578
2005
2006
2007
20088
2009



CASH FLOW FROM OPERATIONS
(in millions)
$108.0
$125.9
$142.2
$183.1
$186.2
2005
2006
2007
2008
2009



NET INCOME
(in millions)
$41.2
$50.6
$68.0
$71.8
$72.4
2005
2006
2007
2008
2009



EPS (Diluted)
$1.13
$1.37
$1.78
$1.83
$1.82
2005
2006
2007
2008
2009



February 26, 2010

To Our Shareholders,

In 2009, we aligned our company around a number of key goals and I am proud to say we met or exceeded most of them.

First, we wanted to immediately become free cash flow positive and pay down debt due to the uncertainty in the financing world. We were free cash flow positive every quarter and saw sequential improvement each quarter. And, for the year, we generated nearly $40 million of free cash flow.

Second, we wanted to reduce unnecessary expenses wherever possible. In total, we reduced our infrastructure cost by $10 million without any impact to our members' experience. In doing so, we became a much leaner and more capable organization that is equipped to make better, faster decisions.

Third, we set a goal of delivering $1.70 of diluted earnings per common share, the high end of our initial range of expectations for fiscal 2009. Through the tireless efforts of our team members, we achieved diluted earnings per common share of $1.82.

In addition to these goals, we established two stretch goals for 2009: achieving positive comparable center revenue growth for our mature centers and returning our attrition to a normalized rate in the mid 30-percent range. We knew these were difficult targets and, despite our progress during the year, we did not hit them.

While I had hoped that some of our initiatives to address these goals would have begun to trickle into our results by the third and fourth quarters, I was disappointed when we did not see adequate response in light of our enormous efforts. Based on indications late in 2009 and thus far in 2010, however, we are encouraged with the progress we are seeing. Plus, our initiatives have become more and more a part of our culture, which is exactly what we want.

For 2010, our two key goals are clear. First, we plan to achieve positive comparable center revenue growth in our mature centers in the second half of the year. Second, we expect to see improvement in our member attrition rate during the year. We intend to win on these two key goals despite macroeconomic forces and high levels of unemployment, which remain challenging trends.

Another key objective for 2010 is to reestablish ourselves as a healthy-way-of-life growth company. We plan to grow square footage, memberships, in-center programs and our corporate businesses. As a result, we expect to grow top-line revenue and earnings per share, while continuing to strengthen our balance sheet.

2902 Corporate Place
Chanhassen, MN 55317
tel: 952.947.0000
fax: 952.947.0077
lifetimefitness.com

We feel great about the strategic and tactical plans we have deployed since the end of 2008. The execution of these plans has put Life Time Fitness in an excellent place structurally and financially to achieve our growth strategy.

In closing, on behalf of our entire executive team, I want to thank our members, who collectively total more than one million people, for choosing to make Life Time Fitness their partner in achieving their health and fitness goals and objectives. I also thank our team members for their dedication and sharpened focus on getting our members connected to their areas of passion at Life Time and helping them to achieve success. Through this focus and the establishment of deeper, meaningful member relationships, we further strengthen our company and brand for the long term.

As I have long said, it's not just one or two things that make a difference. It is literally hundreds of things we do to deliver the experience our members deserve. This is what makes Life Time Fitness truly unique.

I assure you our entire company is committed and determined to win in 2010.

Sincerely,



Bahram Akradi
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______to ______
Commission File No. 001-32230


Received SEC
MAR 1 2 2010
Washington, DC 20549

Life Time Fitness, Inc.
(Exact name of Registrant as specified in its charter)

Minnesota	**41-1689746**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2902 Corporate Place	**55317**
Chanhassen, Minnesota	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **952-947-0000**

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.02 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was $760,798,629, based on the closing sale price for the registrant's common stock on that date.

The number of shares outstanding of the Registrant's common stock as of February 15, 2010 was 41,410,478 common shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held April 22, 2010 are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

The information presented in this Annual Report on Form 10-K under the headings “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including those discussed under “Risk Factors” on pages 16-21 of this Annual Report on Form 10-K that could cause actual results to differ materially from those projected. Because actual results may differ, we caution you not to place undue reliance on these forward-looking statements. We are not obligated to update these forward-looking statements or publicly release the results of any revisions to them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

PART I

Item 1. Business.

Company Overview

As a Healthy Way of Life company, Life Time Fitness is committed to helping its members achieve healthier, more active lives. To accomplish this, we generally operate distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment under the LIFE TIME FITNESS® and LIFE TIME ATHLETIC℠ brands. We design, build and operate our centers and we focus on providing our members and customers with products and services at a high quality and compelling value in the areas of education, exercise and nutrition. As of February 26, 2010, we operated 86 centers primarily in suburban locations in 19 states and 24 major markets.

We believe our centers provide a desirable and unique experience for our members, resulting in a high number of memberships per center, which we manage to optimize the member experience. We have refined our center size and design with the opening of each new center. Of our 86 centers, we consider 76 to be of our large format design. Among these 76 centers, we consider 52 to be of our current model design. Although the size and design of our centers may vary, our business strategy and operating processes remain consistent across all of our centers. Our current model centers generally target 8,500 to 11,500 memberships by offering, on average, 113,000 square feet of multi-use sports and athletic, professional fitness, family recreation, spa amenities and programs and services in a resort-like environment.

Our principal executive offices are located at 2902 Corporate Place, Chanhassen, Minnesota 55317, and our telephone number is (952) 947-0000. Our Web site is located at lifetimefitness.com. The information contained on our Web site is not a part of this annual report.

Our History

Our Chairman, President and Chief Executive Officer, Bahram Akradi, founded Life Time Fitness with the vision to create a Healthy Way of Life company that would provide an educational and entertaining experience of uncompromising quality, while meeting the health and fitness needs of our members by always putting the customer first. For example, our company has never required long-term member contracts, instead preferring to offer month-to-month agreements that provide members flexibility, while focusing the efforts of our employees on the goal of earning our members' business each and every day, upon each and every visit.

We were incorporated in 1990 as a Minnesota corporation under the name FCA, Ltd. We changed our name to Life Time Fitness, Inc. in 1998. In 1992, we opened our first center in Brooklyn Park, Minnesota. This 27,000 square-foot facility served as the first validation of a new, highly differentiated product and service that uniquely catered to individuals and families.

Since then, we have been credited with transforming the health and fitness industry with category-redefining centers that feature sports and athletics, family recreation and entertainment, professional fitness, spa services, and amenities and programming in a resort-like environment.

In 2000, we expanded our offerings beyond operating our centers with the introduction of our proprietary line of nutritional products and supplements, and our award-winning magazine, Experience Life. In 2001, we formalized our Athletic Events division, which now offers nearly 100 events each year, including triathlons (indoor and outdoor) and running events. Beginning in 2003, we launched a portfolio of health seminars, assessments and innovative partnerships with health insurance companies with the goal of further extending our Healthy Way of Life mission to corporate America.

In 2004, we completed our initial public offering and our stock is listed on the New York Stock Exchange (Ticker: LTM).

We have only closed one facility in our history – the previously mentioned Brooklyn Park, Minnesota center. We decided not to renew our lease at that location in December 2006 because we had since opened five other locations in the vicinity that continue to serve the membership from this former location.

Since inception, we have led the creation not of a health club chain, but rather a comprehensive, Healthy Way of Life company and brand that continues to have a significant impact on the health and wellness of consumers.

Our Competitive Strengths

We offer comprehensive and convenient programs and services.

Most of our centers offer access 24 hours a day, seven days a week. Unlike traditional health clubs, our large format centers offer an expansive selection of premium amenities and services, including more than 400 pieces of state-of-the-art cardiovascular and resistance equipment and free-weights. Amenities generally include multiple group fitness studios with free classes, a team of certified personal trainers and programming, educational seminars and fitness assessments, a wide selection of adult and youth programs and activities, athletic events, cycle theaters, rock climbing walls, multiple basketball courts, racquetball and squash courts, Pilates and yoga studios, dry saunas, complimentary towel and locker service, large indoor and outdoor aquatics centers with multiple, two-story waterslides, two large zero-depth entrance recreation pools, a lap pool, two whirlpools, an outdoor bistro, a large child center featuring a computer center, separate infant playroom, and numerous children's activities, a separate family locker room, LifeSpa, which delivers a full range of hair, nail and skin care services, and therapeutic massage, and LifeCafe, which offers the best in nutritional food and beverage services.

Our team of member-focused employees, each trained through our specifically designed program of classes and/or certifications, is committed to providing an environment that is clean, educational and entertaining, friendly and inviting, and functional and innovative.

We offer a value proposition that encourages membership loyalty.

The broad range of amenities, programs and services we offer exceed that of most other health and fitness center alternatives available to consumers. We offer different types of membership plans for individuals, couples and families. Our typical monthly membership dues range from $50 to $80 per month for an individual membership and from $130 to $160 per month for a couple or family membership. We also offer a premium membership (Onyx) with dues starting at $90 per month for an individual membership and up to $250 per month for a family membership. Our memberships include the primary member's children under the age of 12 at a nominal per child monthly cost. We provide the majority of our members with a variety of complimentary services, including group fitness classes, educational seminars and fitness assessments, towel and locker service and a subscription to our award-winning magazine, *Experience Life*. Our membership plans include initial 14-day money back guarantees and are month-to-month, cancelable by giving up to sixty days advance notice. We believe our value proposition and member focused approach creates loyalty among our members.

We offer a product that is convenient for our members.

Our centers are generally situated in residential areas and are easily accessed and centrally located among the residential, business and shopping districts of the surrounding community. We design, build and operate our centers to accommodate a large and active membership base by generally providing access to the centers 24 hours a day, seven days a week. In addition, we provide sufficient parking spaces, lockers and equipment to allow our members to exercise with little or no waiting time, even at peak hours and when center membership levels are at targeted capacity. Our child center services are available to the majority of our members for a modest monthly fee per child for up to two hours per day. Most of our centers offer the convenience of spa and cafe services. Most members have access to more than one center in markets where we operate more than one location.

We have an established and profitable economic model.

Our economic model is both based and dependent on attracting a large membership base within the first three years after a new center is opened, as well as retaining those members and maintaining tight expense control. In 2009, this economic model resulted in revenue growth of 9%, with revenue of $837.0 million; EBITDA growth of 9%, with EBITDA of $240.9 million and an EBITDA margin of 28.8%; and net income growth of 1%, with net income of $72.4 million.

We believe we have a disciplined and sophisticated site selection and development process.

We believe we have developed a disciplined and sophisticated process to evaluate metropolitan markets in which to build or lease new centers, as well as specific sites for potential future centers within those markets. This multi-step process is based upon applying our proven successful experience and analysis to predetermined physical, demographic, psychographic and competitive criteria generated from profiles of each of our existing centers. We continue to modify these criteria based upon the performance of our centers. A formal business plan is developed for each proposed new center and the plan must pass multiple stages of approval by our management and Finance Committee of the board of directors. By utilizing a wholly owned construction subsidiary, FCA Construction Company, LLC (FCA Construction), that is dedicated solely to building and remodeling our centers, we maintain maximum flexibility over the design process of our centers and control over the cost and timing of the construction process subject to financing and capital availability.

Our Growth Strategy

Our growth strategy is driven by three primary elements:

Open new centers.

We intend to expand our base of centers, primarily through new center development. In 2009, we opened three large format centers that we designed and constructed. We expect to open three large format centers in 2010, as well as two boutique centers featuring exclusive services, such as Pilates, yoga, personal training and massage. One of these large format centers opened in January 2010 and the remaining two large format centers are currently under construction. One of the boutique centers opened in February 2010. A rollforward of our recent center openings is as follows:

	For the Year Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Total centers, beginning of year	81	70	60	46	39
New centers – constructed	3	10	8	7	6
New centers – remodel of existing space	–	1	–	1	–
Acquired centers	–	–	2	7	1
Closed centers	–	–	–	(1)	–
Total centers, end of year	84	81	70	60	46

In December of 2006, the lease expired on our 27,000 square foot center in Brooklyn Park, Minnesota, which opened in 1992. After opening that center, we had since opened five other locations in the vicinity that continue to serve the membership from that former location.

Increase membership and optimize membership dues.

Of our 84 open centers at December 31, 2009, 60 had reached maturity, which we define as the 37th month of operations. Our goal is for a mature center to operate with at least 90% of targeted membership capacity by the end of its third year of operations. Due to recent economic conditions, our mature centers, in the aggregate, are currently below our 90% target.

We have 24 centers that have not yet reached maturity. These 24 centers averaged 64% of targeted membership capacity as of December 31, 2009. We expect the continuing increase in memberships at these centers to contribute significantly to our future growth as these centers move toward our goal of 90% of targeted membership capacity by the end of their third year of operations. Our membership levels for our non-mature centers were as follows:

	As of December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Non-mature centers	24	36	32	28	17
Non-mature centers percentage of targeted capacity	64.0%	62.6%	66.4%	65.3%	66.4%

In addition to increasing membership levels, we focus on optimizing our membership dues by improving the mix of our memberships. Our membership dues mix can be improved by increasing the number of members covered under a membership (for instance, an individual to a couple membership, or a couple to a family membership). In addition, a member can upgrade a membership to a higher tier (for example, from Gold to Platinum).

In order to achieve and maintain our membership goals, we focus on demographics, center usage and membership trends, and employ marketing programs to effectively communicate our value proposition to existing and prospective members. We also offer a membership option, referred to as a Flex membership, for members who do not access the center, but still maintain certain member benefits.

Increase in-center products and services revenue.

From 2005 to 2009, revenue from the sale of in-center products and services grew at a compound annual growth rate of 19.0% from $97.7 million to $232.8 million and we increased in-center revenue per membership from $300 to $400, with a high of $414 in 2008. We believe revenue from the sale of our in-center products and services will continue to grow. Our centers offer a variety of in-center programs, products and services, including individual and group sessions with certified professional personal trainers, LifeSpa services, member activities programs, wellness programs, Pilates and yoga, tennis programs and the food and beverage from our LifeCafes. We expect to continue driving in-center revenue both by increasing sales of our current in-center products and services and introducing new products and services to our members.

Our Industry

We participate in the large and growing U.S. health and wellness industry, which we define to include health clubs, fitness equipment, athletics, physical therapy, wellness education, nutritional products, athletic apparel, spa services and other wellness-related activities. According to International Health, Racquet & Sportclub Association ("IHRSA"), the estimated market size of the U.S. health club industry, which is a relatively small part of the health and wellness industry, was approximately $19.1 billion in revenue for 2008 and 45.5 million memberships with approximately 30,000 clubs as of January 2009. Based on IHRSA membership data, the number of health club memberships in the U.S. increased 10% from 41.3 million in 2004 to 45.5 million in 2008. Over this same period, total U.S. health club industry revenues increased 29% from $14.8 billion to $19.1 billion.

Our Philosophy — A "Healthy Way of Life" Company

We help our members achieve a healthy and active way of life by delivering high-quality, high-value programs, products and services in the areas of exercise, education and nutrition both at and outside of our centers. We aim to connect and engage our members in their unique areas of interest and in accordance with their specific goals and objectives to help them achieve success. Furthermore, we promote continuous education on the benefits of a regular, balanced exercise and nutrition program as a key part of a member's experience by offering our award-winning Experience Life magazine, along with free seminars on health and nutrition. Moreover, our centers offer interactive training and learning opportunities, such as personal training, group fitness and nutrition coach sessions, and member activities classes and programs. We believe that by helping our members experience the rewards of challenging and investing in themselves, and achieving their health and fitness goals and objectives, they will associate our company with healthy and active living.

We recognize that our fundamental objective of helping people lead and achieve a healthy way of life depends not only on helping individuals make good choices about nutrition and physical activity, but also on doing our part to promote healthy communities and a healthy planet. At the most basic level, we understand that the health of individuals, communities and businesses all depend on clean water and air, healthy soil and a stable climate. For this reason, we are committed to conducting our business in a way that respects these connections. Our efforts include a variety of evolving corporate responsibility and sustainability initiatives that we believe enhance our ability to support a healthy way of life.

Our Sports and Athletic, Professional Fitness, Family Recreation and Spa Centers

Size and Location

Our centers have evolved since inception and will continue to evolve. All centers are centrally located in areas that offer convenient access from residential, business and shopping districts of the surrounding community, and generally provide free and ample parking.

Of our 84 centers as of December 31, 2009, 75 are of our large format design and 51 of those conform to our current model center design. Our distinctive format is designed to provide efficient and inviting spaces that are conducive to the wide range of healthy way of life programming we deliver and accommodate our targeted capacity, which is individually established for each center. Our current model centers and other large format centers generally target 8,500 to 11,500 and 5,500 to 10,500 memberships, respectively. This targeted capacity is designed to maximize the member experience based upon our historical understanding of membership usage, facility layout, the number of individual, couple and family memberships and pricing.

Generally, the main differences between our large format centers and those that are not of the current model design are the inclusion (or absence) of an outdoor aquatics park, larger indoor aquatics area, larger gymnasium, up to three additional studios and enhanced LifeSpa and LifeCafe spaces. We believe that all of our large format centers serve as all-in-one sports and athletic, professional fitness, family recreation and spa resorts.

	As of December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Large format centers – current model					
Number of centers	51	48	38	30	23
Average square feet	113,000	113,000	110,000	110,000	109,000
Large format centers – other					
Number of centers	24	24	23	21	14
Average square feet	95,000	95,000	95,000	100,000	83,000

Center Environment

Our centers combine modern architecture and décor with state-of-the-art amenities to create a friendly and inviting, functional and innovative sports and athletic, professional fitness, family recreation and spa destination for the entire family. The majority of our current model centers and most of our large format centers are freestanding buildings designed with open architecture and naturally illuminated atriums that create a spacious, inviting atmosphere. From the limestone floors, natural wood lockers and granite countertops, to our safe and bright child centers, each room is carefully designed to create an appealing and luxurious environment that attracts and retains members and encourages them to visit the center. Moreover, we have specific staff members who are responsible for maintaining the cleanliness and neatness of the locker room areas, which contain approximately 800-900 lockers, throughout the day and particularly during the center's peak usage periods. We regularly update and refurbish our centers to maintain a high-quality experience. Our commitment to quality and detail provides a similar look and feel at each of our large format centers.

Equipment and Programs

The table below displays the wide assortment of amenities, services, activities and events typically found at our large format centers, including our current model centers:

Amenities	Services	Activities and Events
Basketball/Volleyball Courts	24-Hour Availability	Aquatics
Cardiovascular, Resistance and Free Weight Equipment	Fitness Assessments	Athletic Leagues
Cycle Theaters	Educational Seminars	Birthday Parties
Group Fitness Studios	*Experience Life* Magazine	Eastern/Martial Arts
Lap Pool	Towel Service	Kids' Club
Racquetball/Squash Courts	Locker Service	Pilates
Child Center	Massage Therapy	Group Fitness Classes
Rock Climbing Cavern	Nutritional Products	Scuba Lessons
Saunas	Personal Training	Studio Cycling
Two-story Waterslides	T.E.A.M. Programs	Sports Training Camps
Whirlpool Spas	Cardiovascular and Resistance Training	Summer Camps
Zero-depth Entry Swimming Pools	Metabolic Testing	Swimming Lessons
LifeStudio	Nutrition Coaching	Yoga
LifeCafe	Endurance Coaching	Educational Camps
LifeSpa	Member Advantage	Dance Classes
Pool-side Bistro	Corporate Wellness Products and Services	Athletic Events
Men's, Women's and Family Locker Rooms	myLT.com	Run Club, Cycle-Club and other interest driven clubs
		Social Events

Fitness Equipment and Facilities. To help members develop and maintain a healthy way of life, train for athletic events or lose weight, our centers have up to 400 pieces of cardiovascular and resistance training equipment plus free weights. Exercise equipment is arranged in spacious workout areas to allow for easy movement from machine to machine, facilitating a convenient and efficient workout. Equipment in these areas is arranged in long parallel rows that are clearly labeled by muscle group, allowing members to conveniently customize their exercise programs and reduce downtime during their workouts. Due to the large amount of equipment in each center, members rarely have to wait to use a machine. We have in-house technicians that service and maintain our equipment, which generally enables us to repair or replace any piece of equipment promptly. In addition, we have a comprehensive system of large-screen televisions in the fitness area.

Our current model centers have large indoor and outdoor recreation pools with zero depth entrances and water slides, lap pools, saunas, steam baths and whirlpools. A majority of these centers also have at least two regulation-size basketball courts that can be used for various sports activities, as well as other dedicated facilities for group fitness, cycling, rock climbing, racquetball and/or squash. In addition, 12 of our current model and large format centers have tennis courts. Programs at these tennis facilities include professional instruction and leagues.

Personalized Services for Individuals and Small Groups. On average, we employ 25 personal trainers in a current model center. Our personal trainers are skilled in assessing and formulating safe and effective individual and group exercise programs. Our personal training program goal has been and will continue to be to improve the health and wellness of our members and be considered a leader in the industry. To this end, our personal trainers are required to be certified by one of the nationally accredited certification bodies within six months of employment and take a rigorous one-week internal certification program before providing member service.

We offer many different programs featuring our certified professional personal trainers including:

- *One-On-One sessions* – an individual member meets directly with a personal trainer designed to help members achieve their healthy way of life goals, including losing weight, gaining weight/muscle mass, or specific event training.

- *Small Group sessions* – designed for a group of 2 to 4 members who meet directly with a single personal trainer designed to help members achieve their goals with others.

- *T.E.A.M. Training Education Accountability Motivation® programs* – We have developed a number of large group (typically 8 to12 members) programs under our proprietary T.E.A.M. platform. Our T.E.A.M. Weight Loss program focuses on exercise, education and nutrition and provides the resources as well as support needed for long-term weight loss success. The T.E.A.M. Fitness program combines cardio exercise with strength training. Our endurance program focuses on training in the right heart rate zones, for the right duration of time and at the right frequency to burn fat more efficiently while improving overall health and wellness. Our T.E.A.M. Boot Camp challenges our members to test their limits in strength, agility and stamina.

- *Assessments* – We offer various assessments for a detailed view of total health. Whether the member is an athlete or simply seeking better health, our assessments help achieve health goals more efficiently and confidently by providing precise scientific data on the member's current health and fitness.

Fitness Programs and Classes. Our centers offer fitness programs, including group fitness classes and health and wellness training seminars on subjects ranging from metabolism to personal nutrition. Each current model center has at least two group fitness studios and makes use of the indoor and outdoor pool areas for classes. These centers also offer yoga and Pilates as well as a studio dedicated to studio cycling. On average, we offer 85 group fitness classes per week at each current model center, including, for example, studio cycling, step workout, dance classes, circuit training and fitness yoga classes. These classes generally are free of charge to our members. The volume and variety of activities at each center allow each member to enjoy the center, whether participating in personalized activities or with other family members in group activities.

Other Center Services. Our large format centers feature a LifeCafe, which offers fresh and healthy pre-prepared and made-to-order sandwiches, snacks and shakes to our members. Our LifeCafe offers members the choice of dining indoors, ordering their meals and snacks to go or, in each of our current model centers and certain of our other large format centers, dining outdoors at the poolside bistro. Our LifeCafes also carry our own line of nutritional products, third-party nutritional products, sports accessories and personal care products.

Our current model centers and almost all of our other large format centers also feature a LifeSpa, which is a full-service spa located inside the centers. Our LifeSpas offer hair, body, skin care and massage therapy services, customized to each client's individual needs. The LifeSpas are located in separate, self-contained areas that provide a relaxing and rejuvenating environment.

Almost all of our centers offer on-site child centers for children ages three months to 11 years as part of a low monthly fee per child. Child center services are available for up to two hours per child per day while members use our centers. The children's area features a computer center, separate infant playroom, and numerous children's activities. We hire experienced personnel that are dedicated to working in the child centers to ensure that children have an enjoyable and safe experience.

All of our large format centers offer a variety of programs for children, including swimming lessons, activity programs, martial arts classes, sports programs and craft programs. We also offer several children's camps during the summer and holidays. For adults, we offer racquetball, squash and tennis (where available) in addition to various sports leagues.

Memberships

We define a membership as one individual, couple or family. For example, a family of three people would be considered one membership. As of December 31, 2009, we had 578,937 memberships and 1,155,855 members, an average of 2.0 members per membership. Our current model centers average approximately 2.4 members per membership, as a result of a higher family concentration for those centers.

We offer a convenient month-to-month membership with no long-term contracts. Our members pay a low, one-time joining fee, which includes an enrollment fee and an administrative fee and receive an initial 14-day money back guarantee.

Primary Membership Plans. We have four primary membership plans, which are Bronze, Gold, Platinum and Onyx. Depending on the center classification, a member is required to have a minimum membership level. For instance, our center in Eagan, Minnesota is designated as a Gold center, requiring all members to have the Gold, Platinum or Onyx plan. Our center in Florham Park, New Jersey is designated as an Onyx center; therefore all members are required to have the Onyx plan. Decisions of center designation are made on a center-by-center basis and are dependent on the market presence, demographic nature, population density and initial investment in the center.

All memberships, regardless of plan level, typically include the following: 24-hour access, locker and towel service, complimentary group fitness classes (such as core, cycle and yoga), and various educational programs. Members may also take advantage of equipment orientations and participate in a complimentary fitness assessment which consists of fitness testing, review of exercise history, body fat measurement and goal setting.

Then, depending on plan level, a member would receive enhanced benefits as they upgrade their membership plan. These include access to a greater number of centers nationwide, more guest privileges, more Member Advantage (a program designed to give our members discounts at select local and national partner businesses) opportunities, higher-end amenities and additional complimentary programs and services.

The following table compares our different membership types, as of December 31, 2009:

	Bronze	**Gold**	**Platinum**	**Onyx**
	A great experience at our most affordable rate	Many center choices nationwide	Nationwide center access, premium partner benefits and tennis	The ultimate in access, amenities and benefits
Number of centers designated	11	47	16	10
Joining fee	$75-150	$75-150	$75-150	$75-150
Individual dues	$50	$60-70	$70-80	$90-120
Family dues	$130	$140-150	$150-160	$200-250
Center access	All bronze centers	All Bronze and Gold centers (58)	All Bronze, Gold and Platinum centers (74)	All Life Time Fitness locations nationwide, including Life Time Athletic centers (84)
In-center amenities	Complimentary towel and locker service and free group fitness classes	All Bronze benefits plus: complimentary climbing wall, racquetball and squash court access	All Gold benefits, plus: access to Platinum-level tennis clubs, fee-based tennis court access	All Platinum benefits
Member Advantage	10+ local and national partners	500+ local and national partners	575+ local and national partners	575+ local and national partners

Other Membership Plans. We have three other membership plans that are aimed to attract niche memberships. They include the following:

- Junior Membership: Children under the age of 12 qualify for a junior membership, with dues of $6 to $8 per month, depending on the center. The junior membership provides access to the child care center, pools and gyms at designated times. We do not count junior memberships as reported memberships since they are already part of the family membership.

- Under 26 Membership: In 2008, we created a 26-and-under membership which provides individuals in this age group with monthly membership dues that are $10 to $20 less than the standard rate. This membership type is intended to increase the number of members we serve in this demographic in selected locations.

- Express Membership: From time to time, we offer a limited service, center-only membership. Memberships in this plan generally pay $10 less per month than the standard rate.

Other Subscription Plans. We have a subscription plan (Flex membership) for members who choose to "freeze" rather than terminate their membership with us. Memberships in this plan pay $10 per month, whether they are an individual, couple or a family. Benefits include access to our exclusive member Web site, myLT.com, Member Advantage discounts, subscription to Experience Life magazine and the ability to resume their membership without paying an enrollment or administrative fee. We do not count these frozen memberships in our membership count since they do not have access to our centers. We do not count these frozen memberships as terminations in our attrition calculation since they remain connected and continue to receive other benefits associated with a Life Time Fitness membership. We experienced significant growth in this membership type in 2009, which we believe was due to the economic challenges our members faced and, yet, reflects our members' desire to maintain a direct relationship with our company. As of December 31, 2009 and 2008, we had 50,001 and 20,890 Flex memberships, respectively.

Usage

Our centers are generally open 24 hours a day, seven days a week. We typically experience the highest level of member activity at a center during the 5:00 a.m. to 11:00 a.m. and 4:00 p.m. to 8:00 p.m. time periods on weekdays and during the 8:00 a.m. to 5:00 p.m. time period on weekends. Our centers are staffed accordingly during peak and non-peak hours to provide each member with a positive experience. We have introduced a number of initiatives focused on getting our members more involved and connected with the goal of higher membership usage and increased member satisfaction. The following table reports our usage statistics:

	For the Year Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Total number of visits (in millions)	57.7	50.4	42.1	33.8	26.8
Average number of visits per month, per center	57,792	56,300	54,647	54,376	53,175
Average visits per year, per membership	98	94	88	84	80

New Center Site Selection and Construction

Site Selection. Our management devotes significant time and resources to analyzing each prospective site (both undeveloped land and existing facilities available for lease) on the basis of predetermined physical, demographic, psychographic and competitive criteria in order to achieve maximum return on our investment. We focus mainly on markets that will allow us to operate multiple centers that create certain efficiencies in marketing and branding activities; however, we select each site based on whether that site can support an individual center on a stand-alone basis.

After we identify a potential site, we develop a business plan for a center on that site. This requires approvals from all functional areas of executive management and the finance committee of our board of directors. We believe that our structured process provides discipline and reduces the potential for developing a site that the market cannot support.

Design and Construction. We have a wholly owned subsidiary, FCA Construction, which provides us with experienced in-house architecture and construction teams and is comprised of approximately 60 employees. This subsidiary is dedicated solely to overseeing the design and construction of each new center and the remodeling of existing centers.

Our centers are designed by our architecture division, which has developed a prototypical set of design and construction plans and specifications that can be easily adapted to each new site. Our architecture division also assists our construction division in obtaining bids and permits in connection with constructing each new center.

Our construction division includes the project management of each new site and remodel, as well as all other back office responsibilities, such as purchasing, project accounting and sub-contractor selection. Dedicated internal personnel work on expediting the permitting processes and project scheduling. Our bid phase specialists obtain referrals for local subcontractors, monitor project costs, coordinate compliance with safety requirements, and prepare site documentation. Our project management group oversees the construction of each new center and works with our architects to review bids and monitor quality. Our construction procurement group bids each component of our projects to ensure cost-effective pricing. By using the same materials at each center, we not only maintain a consistent 'look and feel,' but also are generally able to purchase materials in sufficient quantities to receive favorable pricing. Each center has an on-site construction superintendant responsible for coordinating the project build-out.

By utilizing FCA Construction, we are able to maximize our flexibility in the design process, retain control over the cost and timing of the construction process and realize potential cost savings on each project. Nearly all of the costs of the FCA Construction subsidiary are capitalized as a part of the overall initial investment in the center or the remodel. Any remaining unallocated costs are recognized as an expense in the period incurred. Because FCA Construction performs services solely for us, we do not recognize any revenue or profit related to FCA Construction's operations.

In October 2008, we announced the decision to reduce the number of planned new center openings in 2009 and 2010. This business decision was made as a result of economic factors and, most notably, the challenging capital markets upon which we rely to fund the construction of new centers. In connection with this decision, in late 2008 and early 2009, we realigned our staffing levels and cost structure with the revised growth plan. As a result of these actions, we believe we are in a position to fund our planned new center development for the foreseeable future via existing financing and cash flow, and that we have a cost structure that aligns with our revised growth plans. We will continue to evaluate our staffing levels and cost structure in the future.

Marketing and Sales

Overview of Marketing. Our centralized marketing agency is responsible for generating membership leads for our sales force, supporting our corporate businesses and promoting our brand. Our marketing agency consists of four fully integrated divisions which are new member acquisition and retention, planning and analysis, creative development and production, and Web development. By centralizing our marketing effort, we bring our marketing experience and strategy to each new market we enter in a coordinated manner. We also market to corporations and, in some situations, we offer discounted enrollment fees for persons associated with these corporations. Membership enrollment activity is tracked to gauge the effectiveness of each marketing medium, which can be adjusted as necessary from a center's pre-opening phase to maturity and beyond.

Overview of Sales. We have a trained and certified, commissioned sales staff in each center that is responsible for membership acquisition and member retention through the conversion of company generated leads and for self generated leads through many various prospecting channels. During the pre-opening and grand opening phases described below, we have up to 12 member advisors on staff at a center. As the center matures, we reduce the number of member advisors on staff to between six and eight. Our sales staff also uses our customer relationship management system to gather fitness and related interests of our members and prospects and to effectively manage these relationships to promote maximum results.

Pre-Opening Phase. We generally begin selling memberships up to five months prior to a center's scheduled opening. New members are attracted during this period primarily through a portfolio of broad-reach and targeted consumer and business-to-business media as well as referral promotions. To further attract new members during this period, we occasionally offer lower pre-opening enrollment fees.

Grand Opening Phase. We deploy a marketing program during the first month of a center's operation that builds on our pre-opening efforts. The reach and frequency of the advertising campaign culminate when all households within a strategically designated trade area, based on local access considerations, housing density and travel patterns, receive targeted advertising. Simultaneously, prospective members receive special invitations to grand opening activities and educational seminars designed to assist them in their orientation to the center. Our corporate clients receive special enrollment opportunities, as well as invitations to open house activities.

Membership Growth Phase. After the grand opening phase, marketing activities and costs should decrease as drive-by visibility and word-of-mouth marketing become more influential. The goal of each center is to achieve consistent membership growth until targeted capacity is reached. Once the center has reached its targeted capacity, marketing efforts are directed at keeping membership levels stable and at growing other in-center services to existing members. Marketing plans for each center are formulated on an annual basis and reviewed monthly by marketing and center-level sales personnel. At monthly intervals, a comprehensive situation analysis is performed to ensure sales and retention objectives are meeting the goals of the center's business plan.

Member Retention Phase. After a new member has joined Life Time Fitness, we initiate a member engagement process where the goal is to help the member achieve their personal goals in addition to our achieving member loyalty and connectivity to our centers. We have developed several connectivity programs, including, but not limited to, access to our dedicated member Web site, myLT.com, our periodic offerings of various physical and social venues entitled myEvents and access to Member Advantage, a program designed to provide our members with discounts at select local and national partner businesses.

Leveraging the LIFE TIME FITNESS Brand

We continue to build our brand nationally via our centers, and by delivering products and services in the areas of exercise, education and nutrition at a high quality and value. We are further strengthening the LIFE TIME FITNESS brand by broadening our portfolio of centers, expanding the circulation of our *Experience Life* magazine, and through our series of athletic events and line of nutritional products.

Centers. As of February 26, 2010, we operated 86 centers in 19 states and 24 major markets under the LIFE TIME FITNESS and LIFE TIME ATHLETIC brands.

Education. Core to our member commitment is the delivery of educational information that supports healthy and active lifestyles. We uphold this by offering Healthy Way of Life stories, news, products, tips and recipes on our Web sites, including lifetimefitness.com, experiencelifemag.com, myLT.com, and lifetimeendurance.com. We also offer educational classes at our centers and distribute our award-winning *Experience Life* magazine to most of our members. *Experience Life* includes an average of 95 full-color pages of health tips and insights, articles featuring quality-of-life topics and advertisements, and has a current circulation of approximately 630,000 copies to our members, non-member subscribers, households in new market areas and selected major bookstores nationwide. *Experience Life* averages 34 pages of advertising per issue and is expected to be published 10 times in 2010. Since 2002, Experience Life has earned several Minnesota Magazine Publications Association awards, including the top prize for Overall Excellence three times.

Athletic Events. Our premier event is our annual Life Time Fitness Triathlon, held in Minneapolis, Minnesota, which attracted participants from 42 states and 5 countries in 2009, as well as national sponsors. The Life Time Fitness Triathlon offers a professional division with one of the sport's largest prize purses. The event draws significant local, national and international media coverage. We manage the Life Time Fitness Triathlon Series, consisting of the Life Time Fitness Triathlon, Nautica New York City Triathlon, Accenture Chicago Triathlon, Kaiser Permanente Los Angeles Triathlon, and the Life Time Fitness-produced Toyota U.S. Open Triathlon in Dallas. In 2010, the Philadelphia Insurance Triathlon will be a part of the Series. This Series, which also is open to all amateur athletes, provides invited professional triathletes with the opportunity to compete in each race for a chance to win a portion of the Series' total available prize purse. In addition to the Life Time Fitness Triathlon and Life Time Fitness Triathlon Series, we produce several shorter fun run/walks during the year, such as the 5K Reindeer Run in many of the cities where we operate centers, the Torchlight 5K Run and Turkey Day 5K in Minneapolis, and the Run Wild 5K Fun Run & Walk in Phoenix, Arizona, as well as indoor triathlons in many of our centers.

Nutritional Products. We offer a line of nutritional products, including Men's and Women's Performance Multivitamins, Omega-3 Fish Oil, Joint Maintenance Formulation, LeanSource Soft Gels, Whey Protein isolate, and Fast- Fuel Complete, our new meal replacement, that we believe deliver the highest possible quality, value and the performance when it comes to helping our members achieve their health and fitness goals. Our products use high quality ingredients and are available in our LifeCafes and through our Web site, lifetimefitness.com. Our current nutritional product line focuses on four areas, which are daily health, weight management, energy and athletic performance. Our weight management products work safely and effectively to help manage weight. Our formulations are created and extensively tested by a team of external scientific experts. We use experienced and professional third parties to manufacture our nutritional products.

Our Employees

Most of our current model centers are staffed with an average of 225 full-time and part-time employees. Approximately 11 center employees are in management positions, typically including a general manager, operations department head and sales department head to ensure a well-managed facility and motivated work force. All employees are provided dedicated training and/or certification to support the member experience we expect. Additionally, our personal trainers, massage therapists, physical therapists and cosmetologists are required to maintain a professional license or one of their industry's top certifications.

All center employees are required to participate in a training program that is specifically designed to promote a friendly and inviting environment at each center and a consistent standard of performance across all of our centers. Employees also receive ongoing mentoring, and continuing education is required before they are permitted to advance to other positions within our company.

As of December 31, 2009, we had approximately 17,400 employees, including approximately 11,600 part-time employees and approximately 500 employees at our Corporate office. We are not a party to a collective bargaining agreement with any of our employees. Although we experience turnover of non-management personnel, historically we have not experienced difficulty in obtaining adequate replacement personnel. In general, we believe relations with our employees are good.

Information Systems

In addition to our standard operating and administrative systems, we utilize an integrated and flexible member management system to manage the flow of member information within each of our centers and between centers and our corporate office. We have designed and developed our proprietary system to allow us to collect information in a secure and easy-to-use environment. Our system enables us to, among other things, enroll new members with a paperless membership agreement, acquire digital pictures of members for identification purposes and capture and maintain specific member information, including usage. The system allows us to streamline the collection of membership dues electronically, thereby offering additional convenience for our members while at the same time reducing our corporate overhead and accounts receivable. We have a customer relationship management system to enhance our marketing campaigns and management oversight regarding daily sales and marketing activities.

Competition

Due to the innovative nature of our comprehensive centers, programming, product and service offering, we believe that we are well positioned in the health club industry. However, this industry is highly competitive and our competition may have greater name recognition than we have or greater economies of scale. We consider the following groups to be the primary industry participants in the health and fitness industry:

- health club operators, including 24 Hour Fitness Worldwide, Inc., Bally Total Fitness Holding Corporation, Equinox Holdings, Inc., LA Fitness International, LLC and Town Sports International, Inc.;
- the YMCA and similar non-profit organizations;
- physical fitness and recreational facilities established by local governments, hospitals and businesses;
- local salons, cafes and businesses offering similar ancillary services;
- exercise and small fitness clubs and studios, including Anytime Fitness, Curves International and Snap Fitness;

- racquet, tennis and other athletic clubs;
- amenity and condominium clubs;
- country clubs;
- online personal training and fitness coaching; and
- the home-use fitness equipment industry.

Competition in the health club industry varies from market to market and is based on several factors, including the breadth of product and service offerings, the level of enrollment fees and membership dues, the flexibility of membership options and the overall quality of the offering. We believe that our comprehensive product offering and focus on services, amenities and value provide us with a distinct competitive advantage.

Government Regulation

All areas of our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission and other consumer protection agencies apply to our advertising, sales and other trade practices. State statutes and regulations affecting the health club industry have been enacted or proposed that prescribe certain forms for, and regulate the terms and provisions of, membership contracts, including:

- giving the member the right under various state "cooling-off" statutes to cancel, in most cases, within three to ten days after signing, his or her membership and receive a refund of any enrollment fee paid;

- requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility; and

- establishing maximum prices and terms for membership contracts and limitations on the financing term of contracts.

We are subject to federal and state regulations governing the collection, use, retention, sharing and security of certain types of information that we receive from our members, guests, participants in our various services and users of our various products.

We are subject to federal and state regulations governing the manufacture and sale of supplement and food products in the U.S. The U.S. Food and Drug Administration and the Federal Trade Commission are increasingly scrutinizing claims made for supplement and food products, especially claims related to weight loss. We work with the manufacturers of our food and supplement products to ensure that appropriate regulatory notices have been provided, where necessary.

All laws, rules and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements and believe our activities are in substantial compliance with all applicable statutes, rules and decisions.

Trademarks and Trade Names

We own several trademarks and service marks registered with the U.S. Patent and Trademark Office ("USPTO"), including "LIFE TIME FITNESS®," "EXPERIENCE LIFE®"and "LIFE TIME FITNESS TRIATHLON SERIES®" and T.E.A.M. TRAINING EDUCATION ACCOUNTABILITY MOTIVATION®. We have also registered our logo and our LIFE TIME FITNESS Triathlon logo. We also registered the "LIFE TIME FITNESS" mark in certain foreign countries.

We believe our trademarks and trade names have become important components in our marketing and branding strategies. We believe that we have all licenses necessary to conduct our business. In particular, we license the mark "LIFE TIME" in connection with our nutritional products so that we can market and distribute them under the LIFE TIME FITNESS brand.

Available Information

Our corporate Web site is *lifetimefitness.com.* We make available through our Web site all reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Item 1A. Risk Factors.

We may be unable to attract and retain members, which could have a negative effect on our business.

The success of our business depends on our ability to attract and retain members, and we cannot assure you that we will be successful in our marketing efforts or that the membership levels at our centers will not materially decline, especially at those centers that have been in operation for an extended period of time. All of our members can cancel their membership at any time upon providing advance notice. In addition, we experience attrition and must continually engage existing members and attract new members in order to maintain our membership levels and sales from in-center services. There are numerous factors that could lead to a decline in membership levels or sales of in-center services in mature centers or that could prevent us from increasing membership and in-center service revenue at newer centers where membership is generally not yet at a targeted capacity, including changing desires and behaviors of consumers, changes in discretionary spending trends and general economic conditions, market maturity or saturation, a decline in our ability to deliver quality service at a competitive price, direct and indirect competition in the areas where our centers are located and a decline in the public's interest in health and fitness as well as social fears such as terror or health threats which could reduce the desire to be in a concentrated public venue. In order to increase membership levels, we may from time to time offer lower membership rates and enrollment fees. Any decrease in our average dues, reduction in enrollment fees or higher membership acquisition costs may adversely impact our operating margins.

Our debt levels may limit our ability to access additional funds under our existing credit facilities and limit our flexibility in obtaining additional financing to pursue our growth strategy and other business opportunities.

As of December 31, 2009, we had total consolidated indebtedness of $660.3 million, of which $271.1 million was floating rate debt, consisting principally of obligations under term notes that are secured by certain of our properties, borrowings under our revolving credit facility that are secured by certain personal property and mortgage notes that are secured by certain of our centers and obligations under capital leases.

Our level of indebtedness could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for capital expenditures, working capital, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
- we will need a substantial portion of our cash flow to pay the principal of, and interest on, our indebtedness, including indebtedness that we may incur in the future;
- payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;
- a substantial decrease in our cash flows from operations or a substantial increase in our investment in new centers could make it difficult for us to meet our debt service requirements and force us to modify our operations;
- we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;
- our debt level may make us more vulnerable and less flexible than our competitors to a downturn in our business or the economy in general; and
- some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.

In addition to the amount of indebtedness outstanding as of December 31, 2009, we had access to an additional $101.0 million under our credit facilities. We also have the ability to incur new debt, subject to limitations under our existing credit facilities and in our debt financing agreements. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, could intensify.

If we fail to comply with any of the covenants in our financing documents, we may not be able to access our existing credit facilities, we may be required to pay increased interest and our obligations to repay our indebtedness may be accelerated.

We have entered into several financing transactions to finance the development of our centers. Certain of the loan documents contain financial and other covenants applicable to us, and certain of these loan documents contain cross-default provisions. For example, we have 13 centers financed by Teachers Insurance and Annuity Association of America ("TIAA") that are subject to cross-default and cross-collateral provisions, which would allow the lender to foreclose on each of these 13 centers if there is an event of default related to one or more of these centers. In addition, any default or acceleration of payments under any loan facility of more than $1 million and any default that results in termination of acceleration of payments under any lease transaction involving annual payments in excess of $1 million, constitutes an event of default under our revolving credit facility. If we fail to comply with any of the covenants, it may cause a default under one or more of our loan documents, which could limit our ability to obtain additional financing under our existing credit facilities, require us to pay higher levels of interest or accelerate our obligations to repay our indebtedness. See footnote 5, "Subsequent Event" to our consolidated financial statements for a description of a partial prepayment on this obligation.

Because of the capital-intensive nature of our business, we rely on our revolving credit facilities and may have to incur additional indebtedness or issue new equity securities. If we are not able to access our credit facilities, obtain additional capital or refinance existing debt, our ability to operate or expand our business may be impaired and our operating results could be adversely affected.

Our business requires significant levels of capital to finance the development of additional sites for new centers, the construction of our centers and repayment of indebtedness at maturity. If cash from available sources is insufficient or unavailable due to restrictive credit markets, or if cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event that we are required or choose to raise additional funds, we may be unable to do so on favorable terms or at all. Furthermore, the cost of debt financing could significantly increase, making it cost-prohibitive to borrow, which could force us to issue new equity securities. If we issue new equity securities, existing shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot access existing credit facilities, raise funds on acceptable terms, or utilize cash flow from operations, we may not be able to execute on current growth plans, complete projects we have commenced, take advantage of future opportunities or respond to competitive pressures. Any inability to access existing credit facilities, raise additional capital when required or repay scheduled indebtedness at maturity could have an adverse effect on our business plans and operating results.

Our continued growth could place strains on our management, employees, information systems and internal controls which may adversely impact our business.

Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of our centers. Our past expansion has placed, and any accelerated future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, will increase management responsibilities and will divert management attention. In addition, if we seek to grow our business through acquisition, we will face risks related to identifying appropriate targets, conducting effective due diligence and integrating the acquired businesses in order for any acquisitions to be accretive to earnings over the long term.

If we fail to properly maintain the integrity of our data or to strategically implement new or upgrade or consolidate existing information systems, our reputation and business could be materially adversely affected.

As we grow our business, we increasingly use electronic means to interact with our customers and collect, maintain and store individually identifiable information, including but not limited to personal financial information. Despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third party service providers may be vulnerable to security breaches, acts of cyber terrorism, vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our businesses are regulated at the federal and state levels as well as by certain financial industry groups, such as the Payment Card Industry organization. Such federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses. Compliance with such privacy and security laws, requirements, and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases. Noncompliance with any privacy laws, any financial industry group requirements or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential member information, whether by us or by one of our vendors, could have a material adverse effect on our business, reputation and results of operations, including: material fines and penalties; increased financial processing fees; compensatory, special, punitive, and statutory damages; consent orders regarding our privacy and security practices; adverse actions against our licenses to do business; and injunctive relief.

The health club industry is highly competitive and our competitors may have greater name recognition than we have.

We compete with other health and fitness centers, physical fitness and recreational facilities established by local non-profit organizations, governments, hospitals, and businesses, local salons, cafes and businesses offering similar ancillary services, and to a lesser extent, amenity and condominium clubs and similar non-profit organizations, exercise studios, racquet, tennis and other athletic clubs, country clubs, online personal training and fitness coaching and the home fitness equipment industry. We cannot assure you that our competitors will not attempt to copy our business model, or portions thereof, and that this will not erode our market share and brand recognition and impair our growth rate and profitability. Competitors, which may have greater name recognition than we have, may compete with us to attract members in our markets. Non-profit and government organizations in our markets may be able to obtain land and construct centers at a lower cost than us and may be able to collect membership fees without paying taxes, thereby allowing them to lower their prices. Furthermore, due to the increased number of low cost health club and fitness center alternatives, we may face increased competition during periods when discretionary spending declines or unemployment remains high. This competition may limit our ability to increase membership fees, retain members, attract new members and retain qualified personnel.

Delays in new center openings could have a material adverse effect on our financial performance.

In order to meet our objectives, it is important that we open new centers on schedule. A significant amount of time and expenditure of capital is required to develop and construct new centers. If we are significantly delayed in opening new centers, our competitors may be able to open new clubs in the same market before we open our centers or improve centers currently open. This change in the competitive landscape could negatively impact our pre-opening sales of memberships and increase our investment costs. In addition, delays in opening new centers could hurt our ability to meet our growth objectives. Our ability to open new centers on schedule depends on a number of factors, many of which are beyond our control. These factors include:

- obtaining acceptable financing for construction of new sites;
- obtaining entitlements, permits and licenses necessary to complete construction of the new center on schedule;
- recruiting, training and retaining qualified management and other personnel;
- securing access to labor and materials necessary to develop and construct our centers;

- delays due to material shortages, labor issues, weather conditions or other acts of god, discovery of contaminants, accidents, deaths or injunctions; and
- general economic conditions.

We may incur rising costs related to construction of new centers and maintaining our existing centers. If we are not able to pass these cost increases through to our members, our returns may be adversely affected.

Our centers require significant upfront investment. If our investment is higher than we had planned, we may need to outperform our operational plan to achieve our targeted return. Over the longer term, we believe that we can offset cost increases by increasing our membership dues and other fees and improving profitability through cost efficiencies; however, higher costs in certain regions where we are opening new centers during any period of time may be difficult to offset in the short-term.

The opening of new centers in existing locations may negatively impact our same-center revenue increases and our operating margins.

We currently operate centers in 19 states. We plan to open three new large format centers in 2010, two of which are in existing markets. With respect to existing markets, it has been our experience that opening new centers in existing markets may attract some memberships away from other centers already operated by us in those markets and diminish their revenues. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our same-center revenue increases may be lower in future periods than in the past.

Another result of opening new centers is that our center operating margins may be lower than they have been historically while the centers build membership base. We expect both the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers to affect our center operating margins at these new centers. We also expect certain operating costs, particularly those related to occupancy, to be higher than in the past in some newly-entered geographic regions. As a result of the impact of these rising costs, our total center contribution and operating margins may be lower in future periods than they have been in the past.

We have significant operations concentrated in certain geographic areas, and any disruption in the operations of our centers in any of these areas could harm our operating results.

We currently operate multiple centers in several metropolitan areas, including 24 in the Minneapolis/ St. Paul market, nine in the Chicago market, eight in the Dallas market, and six in the Detroit market, with future continued planned expansion in current and new markets. As a result, any prolonged disruption in the operations of our centers in any of these markets, whether due to technical difficulties, power failures or destruction or damage to the centers as a result of a natural disaster, fire or any other reason, could harm our operating results. In addition, our concentration in these markets increases our exposure to adverse developments related to competition, as well as economic and demographic changes in these areas.

If we are unable to identify and acquire suitable sites for new sports and athletic, professional fitness, family recreation and spa centers, our revenue growth rate and profits may be negatively impacted.

To successfully expand our business, we must identify and acquire sites that meet the site selection criteria we have established. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the market. We face significant competition for sites that meet our criteria, and as a result we may lose those sites, our competitors could copy our format or we could be forced to pay significantly higher prices for those sites. If we are unable to identify and acquire sites for new centers, our revenue growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new center. Due to the current credit environment, we have chosen to slow down our new center expansion plans. Accordingly, we expect our revenue growth rate to decelerate near-term.

If we cannot retain our key personnel and hire additional highly qualified personnel, we may not be able to successfully manage our operations and pursue our strategic objectives.

We are highly dependent on the services of our senior management team and other key employees at both our corporate headquarters and our centers, and on our ability to recruit, retain and motivate key personnel. Competition for such personnel is intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees, could materially and adversely affect us.

We could be subject to claims related to health or safety risks at our centers.

Use of our centers poses potential health or safety risks to members or guests through exertion and use of our equipment, swimming pools, rock climbing walls, waterslides and other facilities and services. We cannot assure you that claims will not be asserted against us for injury or death suffered by someone using our facilities or services. In addition, the child center services we offer at our centers expose us to claims related to child care. Lastly, because we construct our own centers, we also face liability in connection with the construction of these centers.

We are subject to extensive government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.

Various federal and state laws and regulations govern our operations, including:

- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and that govern the advertising, sale and collection of our memberships;
- state and local health regulations;
- federal regulation of health and nutritional products; and,
- regulation of service providers.

Any changes in such laws could have a material adverse effect on our financial condition and results of operations.

We could be subject to claims related to our nutritional products.

The nutritional products industry is currently the source of proposed federal laws and regulations, as well as numerous lawsuits. We advertise and offer for sale proprietary nutritional products within our centers and through our Web site. We cannot assure you that there will be no claims against us regarding the ingredients in, manufacture of or results of using our nutritional products. Furthermore, we cannot assure you that any rights we have under indemnification provisions or insurance policies will be sufficient to cover any losses that might result from such claims.

If our founder and chief executive officer leaves our company for any reason, it could have a material adverse effect on us.

Our growth and development to date have been largely dependent upon the services of Bahram Akradi, our Chairman of the Board of Directors, President, Chief Executive Officer and founder. If Mr. Akradi ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws, we will be in default under the loan documents for our 13 centers financed with TIAA. In addition, if Mr. Akradi fails to retain at least 1.8 million unencumbered shares of our common stock, we will be in default under the loan documents. As a result, Mr. Akradi may be able to exert disproportionate control over us because of the significant consequence of his departure. We do not have any employment or non-competition agreement with Mr. Akradi. See footnote 5, "Subsequent Event" to our consolidated financial statements for a description of a partial prepayment on our TIAA obligation that reduced the unencumbered shares of our common stock that Mr. Akradi must retain.

If it becomes necessary to protect or defend our intellectual property rights or if we infringe on the intellectual property rights of others, we may become involved in costly litigation or be required to pay royalties or fees.

We may have disputes with third parties to enforce our intellectual property rights, protect our trademarks, determine the validity and scope of the proprietary rights of others or defend ourselves from claims of infringement, invalidity or unenforceability. Such disputes may require us to engage in litigation. We may incur substantial costs and a diversion of resources as a result of such disputes and litigation, even if we win. In the event that we do not win, we may have to enter into royalty or licensing agreements, we may be prevented from using the marks within certain markets in connection with goods and services that are material to our business or we may be unable to prevent a third party from using our marks. We cannot assure you that we would be able to reach an agreement on reasonable terms, if at all. In particular, although we own an incontestable federal trademark registration for use of the LIFE TIME FITNESS® mark in the field of health and fitness centers, we are aware of entities in certain locations around the country that use LIFE TIME FITNESS or a similar mark in connection with goods and services related to health and fitness. The rights of these entities in such marks may predate our rights. Accordingly, if we open any centers in the areas in which these parties operate, we may be required to pay royalties or may be prevented from using the mark in such areas.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters, located in Chanhassen, Minnesota next to our Chanhassen large format center, is a 105,000 square foot, free-standing, three-story building that we own.

As of February 26, 2010, we operated 86 centers in 19 states, of which we leased 27 sites, were parties to long-term ground leases for six sites, owned 52 sites and were a member to a joint-venture that owned one site. We expect to open three large format centers, as well as two boutique centers featuring services such as Pilates, yoga, personal training and massage, in 2010 on sites we own or lease in various markets. One of the large format centers opened in January and the remaining two are currently under construction. One of the boutique centers opened in February. Excluding renewal options, the terms of leased centers, including ground leases, expire at various dates from 2010 (St. Paul, Minnesota) through 2049. The majority of our leases have renewal options and a few give us the right to purchase the property. The table below contains information about our open centers:

Location	Center Format	Square Feet (1)	Date Opened (2)
86 Scottsdale (Pima Crossing), AZ	Other	20,620	Feb-10
85 Beachwood (Cleveland), OH	Large/Current	112,110	Jan-10
84 Collierville, TN	Large/Current	112,110	Jun-09
83 Lake Houston (Houston), TX	Large/Current	112,110	Feb-09
82 Berkeley Heights, NJ	Large/Current	112,110	Feb-09
81 Westminster, CO	Large/Current	112,110	Nov-08
80 Florham Park, NJ	Large/Current	109,995	Nov-08
79 Loudoun County, VA	Large/Current	112,110	Oct-08
78 Mansfield (Dallas), TX	Large/Current	129,155	Oct-08
77 Vernon Hills, IL	Large/Current	140,495	Sep-08
76 Houston City Centre, TX	Large/Current	140,495	Sep-08
75 Rockville, MD	Large	66,700	Sep-08
74 Mountain Brook, GA	Large/Current	112,110	Jun-08
73 West County, MO	Large/Current	112,110	Jun-08
72 Johns Creek, GA	Large/Current	112,110	May-08
71 Parker, CO	Large/Current	129,155	Jan-08
70 NW San Antonio, TX	Large/Current	112,110	Dec-07
69 Sugarloaf, GA	Large/Current	112,110	Nov-07
68 South Austin, TX	Large/Current	109,045	Oct-07
67 Premier Place (Dallas), TX	Large	62,000	Sep-07
66 White Bear Lake, MN	Large	58,782	Sep-07
65 Deerfield Township (Cincinnati), OH	Large/Current	127,040	Jul-07
64 Omaha, NE	Large/Current	115,030	Jun-07
63 Lakeville, MN	Large/Current	115,030	Jun-07
62 Cary, NC	Large/Current	109,995	May-07
61 Dublin (Columbus), OH	Large/Current	109,045	Apr-07
60 Scottsdale, AZ	Large/Current	109,775	Dec-06
59 Alpharetta, GA	Large/Current	109,720	Dec-06
58 Goodyear - Palm Valley, AZ	Large/Current	109,775	Oct-06
57 Overland Park, KS	Large/Current	110,080	Oct-06
56 South Valley, UT	Large/Current	108,925	Aug-06
55 Boca Raton, FL	Large	73,688	Jul-06
54 Bloomington South, MN	Large	95,314	Jul-06
53 Eden Prairie, MN	Large	89,011	Jul-06
52 St. Louis Park, MN	Large	189,496	Jul-06
51 Crosstown (Eden Prairie), MN	Large	145,896	Jul-06
50 Minneapolis - Target Center, MN	Large	170,925	Jul-06
49 Fridley, MN	Large	162,048	Jul-06
48 Allen-McKinney (Dallas), TX	Large/Current	125,475	May-06
47 Columbia, MD	Large/Current	110,563	Feb-06
46 Minnetonka, MN	Other	41,000	Jan-06

Location	Center Format	Square Feet (1)	Date Opened (2)
45 Maple Grove, MN	Large	72,500	Dec-05
44 San Antonio, TX	Large/Current	110,563	Dec-05
43 Romeoville, IL	Large/Current	110,563	Sep-05
42 Austin, TX	Large/Current	110,563	Sep-05
41 Chanhassen, MN	Large/Current	110,563	Jul-05
40 Cinco Ranch (Houston), TX	Large/Current	108,890	Jun-05
39 Commerce Township, MI	Large/Current	108,890	Mar-05
38 Colleyville (Dallas), TX	Large/Current	108,890	Nov-04
37 Dallas, TX	Large	68,982	Nov-04
36 Flower Mound (Dallas), TX	Large/Current	108,890	Oct-04
35 Sugar Land (Houston), TX	Large/Current	108,890	Oct-04
34 Garland (Dallas), TX	Large/Current	108,890	Jul-04
33 Champions (Houston), TX	Large/Current	108,890	Jun-04
32 Plano (Dallas), TX	Large/Current	108,890	Nov-03
31 New Hope, MN	Other	44,156	Oct-03
30 Gilbert, AZ	Large/Current	108,890	Oct-03
29 Tempe, AZ	Large/Current	108,890	Apr-03
28 Rochester Hills, MI	Large/Current	108,890	Nov-02
27 Canton Township, MI	Large/Current	105,010	Sep-02
26 Old Orchard (Skokie), IL	Large/Current	108,890	Aug-02
25 Savage, MN	Large	80,853	Jun-02
24 Burr Ridge, IL	Large/Current	105,562	Feb-02
23 Champlin, MN	Large	61,948	Oct-01
22 Fairfax City, VA	Large	67,467	Oct-01
21 Orland Park, IL	Large/Current	108,890	Aug-01
20 Algonquin, IL	Large/Current	108,890	Apr-01
19 Bloomingdale, IL (3)	Large/Current	108,890	Feb-01
18 Warrenville, IL	Large/Current	114,993	Jan-01
17 Schaumburg, IL	Large/Current	108,890	Oct-00
16 Minneapolis, MN (4)	Other	58,705	Jul-00
15 Shelby, MI	Large	101,680	Mar-00
14 Centreville, VA	Large	90,956	Jan-00
13 Novi, MI	Large	90,956	Oct-99
12 Indianapolis, IN	Large	90,956	Aug-99
11 Columbus, OH	Large	98,047	Jul-99
10 Apple Valley, MN	Other	10,375	Jun-99
9 Troy, MI	Large	93,579	Jan-99
8 St. Paul, MN	Other	85,630	Dec-97
7 Plymouth, MN	Large	109,558	Jun-97
6 Bloomington North, MN	Other	47,307	Nov-96
5 Coon Rapids, MN	Other	90,262	May-96
4 Highland Park (St. Paul), MN (5)	Other	39,578	Nov-95
3 Roseville, MN	Other	14,000	Sep-95
2 Woodbury, MN	Large	73,050	Sep-95
1 Eagan, MN	Large	64,415	Sep-94

(1) In a few of our centers, we sublease space to third parties who operate our pro shop or climbing wall or to hospitals or chiropractors that use the space to provide physical therapy. The square footage figures include those subleased areas. The square footage figures exclude areas used for tennis courts and outdoor swimming pools. These figures are approximations.

(2) For acquired centers, date opened is the date we assumed operations of the center.

(3) This center is a joint venture in which we have a one-third interest.

(4) We operate a separate 13,842 square foot full-service restaurant in the same building. The square footage figure in the table does not include the restaurant space.

(5) Our Highland Park, Minnesota center is located in a 109,346 square foot office building that we own.

In addition to the centers listed in the table above, we also operated three facilities which we classify as satellite locations. These include an owned 15,640 tennis-only facility in Minnetonka, Minnesota, a leased 42,574 square foot facility in Flower Mound, Texas which operates as an ancillary site to our Flower Mound center, and an owned 21,829 square foot health club/presale center in Colorado Springs, Colorado.

Other Property Data:

	As of December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(Number of centers)				
Center age					
Open 1 to 12 months	3	11	10	15	7
Open 13 to 36 months	21	25	22	13	10
Open 37+ months (mature)	60	45	38	32	29
Total centers	84	81	70	60	46
Center format					
Large format - current model	51	48	38	30	23
Large format - other	24	24	23	21	14
Other format	9	9	9	9	9
Total centers	84	81	70	60	46
Center ownership					
Own	28	29	28	25	16
Own/ground lease	3	2	1	1	1
Own/mortgaged	23	20	18	12	13
Own/ground lease/mortgaged	3	3	3	3	3
Joint venture	1	1	1	1	1
Leased	26	26	19	18	12
Total centers	84	81	70	60	46

Item 3. Legal Proceedings.

We may be subject to litigation from time to time incidental to the normal course of our business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to, court rulings, negotiations between affected parties and governmental intervention. We have established reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to the our business will not have a material adverse impact on our consolidated financial position, results of operations or cash flows; however, such matters are subject to many uncertainties, and the outcome of individual matters are not predictable with assurance.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchaser of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol LTM. The following table sets forth, for the periods indicated, the high and low sales prices as reported by the NYSE.

	High	Low
Fiscal Year Ended December 31, 2008:		
First Quarter (January 1, 2008 – March 31, 2008)	$50.28	$25.64
Second Quarter (April 1, 2008 – June 30, 2008)	41.04	28.12
Third Quarter (July 1, 2008 – September 30, 2008)	41.50	27.16
Fourth Quarter (October 1, 2008 – December 31, 2008)	34.00	8.03
Fiscal Year Ended December 31, 2009:		
First Quarter (January 1, 2009 – March 31, 2009)	$16.73	$7.07
Second Quarter (April 1, 2009 – June 30, 2009)	21.59	12.01
Third Quarter (July 1, 2009 – September 30, 2009)	32.05	16.66
Fourth Quarter (October 1, 2009 – December 31, 2009)	31.38	21.29

Holders

As of February 16, 2010, the number of record holders of our common stock was approximately 334, consisting of 21 record holders with our transfer agent and approximately 313 employees granted restricted stock by the Company.

Performance Graph

The following graph compares the annual change in the cumulative total shareholder return on our common stock from December 31, 2004 through December 31, 2009 with the cumulative total return on the NYSE Composite Index and Russell 2000 Index. The comparison assumes $100 was invested on December 31, 2004 in Life Time Fitness common stock and in each of the foregoing indices and assumes that dividends were reinvested when and as paid. We have not declared dividends on our common stock. You should not consider shareholder return over the indicated period to be indicative of future shareholder returns.


Comparison of Total Return
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
LTM
NYSE Composite
Russell 2000
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Life Time Fitness	$100	$147	$187	$192	$50	$96
NYSE Composite Index	100	107	126	134	79	99
Russell 2000 Index	100	103	121	118	77	96

Dividends

We have never declared or paid any cash dividends on our common stock. We currently intend to invest all future earnings into the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our revolving credit facility and certain of our debt financing agreements prohibit us from paying dividends without the consent of the lenders. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board.

Issuer Purchases of Equity Securities in Fourth Quarter 2009

In June 2006, our Board of Directors authorized the repurchase of 500,000 shares of our common stock from time to time in the open market or otherwise for the primary purpose of offsetting the dilutive effect of shares issued pursuant to our Employee Stock Purchase Plan. Since June 2006, through December 2009, we have repurchased 124,612 shares. No shares were repurchased by us in the fourth quarter of 2009.

Equity Compensation Plan Information

Incorporated by reference hereunder is the information under "Equity Compensation Plan Information" in our Proxy Statement.

Item 6. Selected Financial Data.

You should read the selected consolidated financial data below in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 are prepared from our audited consolidated financial statements that are included elsewhere in this report. The consolidated statement of operations data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements that have been previously filed with the SEC. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net earnings per share.

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share, center and membership data)				
Statement of Operations Data:					
Revenue					
Center revenue					
Membership dues	$ 564,605	$ 508,927	$ 434,138	$ 339,623	$ 262,989
Enrollment fees	26,138	26,570	24,741	22,438	20,341
In-center revenue (1)	232,834	218,198	182,215	138,332	97,710
Total center revenue	823,577	753,695	641,094	500,393	381,040
Other revenue	13,424	15,926	14,692	11,504	9,076
Total revenue	837,001	769,621	655,786	511,897	390,116
Operating expenses					
Center operations	506,443	454,645	377,235	292,273	216,314
Advertising and marketing	26,299	31,500	24,967	20,770	14,446
General and administrative	42,776	43,749	40,820	37,781	27,375
Other operating	21,852	19,426	16,340	12,998	12,693
Depreciation and amortization	90,770	72,947	59,014	47,560	38,346
Total operating expenses (2)	688,140	622,267	518,376	411,382	309,174
Income from operations	148,861	147,354	137,410	100,515	80,942
Interest expense, net	(30,338)	(29,552)	(25,443)	(17,356)	(14,076)
Equity in earnings of affiliate (3)	1,302	1,243	1,272	919	1,105
Income before income taxes	119,825	119,045	113,239	84,078	67,971
Provision for income taxes	47,441	47,224	45,220	33,513	26,758
Net income	$ 72,384	$ 71,821	$ 68,019	$ 50,565	$ 41,213
Basic earnings per common share	$ 1.84	$ 1.84	$ 1.81	$ 1.40	$ 1.19
Weighted average number of common shares outstanding — basic	39,297	39,002	37,518	36,118	34,592
Diluted earnings per common share	$ 1.82	$ 1.83	$ 1.78	$ 1.37	$ 1.13
Weighted average number of common shares outstanding — diluted (4)	39,870	39,342	38,127	36,779	36,339
Balance Sheet Data (end of period):					
Cash and cash equivalents	$ 6,282	$ 10,829	$ 5,354	$ 6,880	$ 4,680
Working capital	(67,396)	(107,112)	(100,281)	(100,509)	(66,123)
Total assets	1,631,525	1,647,703	1,386,533	987,676	723,460
Long-term debt, net of current portion	643,630	702,569	555,037	374,327	258,835
Total debt	660,346	712,904	564,605	389,555	273,282
Total shareholders' equity	737,431	652,901	572,557	392,513	307,844
Cash Flow Data:					
Net cash provided by operating activities	$ 186,203	$ 183,066	$ 142,206	$ 125,852	$ 107,952
Net cash used in investing activities	(143,285)	(305,995)	(417,207)	(263,183)	(180,850)
Net cash provided by (used in) financing activities	(47,465)	128,404	273,475	139,531	67,367

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share, center and membership data)				
Other Data:					
Same center revenue – 13 month (5)	(3.1%)	2.8%	6.1%	7.3%	7.7%
Same center revenue – 37 month (5)	(7.5%)	(2.8%)	0.8%	2.1%	2.2%
Average revenue per membership (6)	$ 1,414	$ 1,427	$ 1,360	$ 1,270	$ 1,171
Average in-center revenue per membership (7)	$ 400	$ 414	$ 387	$ 351	$ 300
Annual attrition rate (8)	40.6%	42.3%	34.3%	34.6%	34.1%
EBITDA (9)	$240,933	$221,544	$197,696	$148,994	$120,393
EBITDAR (9)	$281,174	$248,919	$217,072	$162,718	$130,593
Capital expenditures (10)	$146,632	$ 463,337	$ 415,822	$261,767	$ 190,355
Free cash flows (11)	$ 39,571	($280,271)	($273,616)	($135,915)	($82,403)
Operating Data (end of period) (12):					
Centers open	84	81	70	60	46
Memberships	578,937	567,110	499,092	443,660	358,384
Center square footage (13)	8,459,540	8,109,359	6,832,814	5,802,627	4,077,918
Employees	17,400	16,700	15,000	12,350	9,500
Margins:					
Center operations	39.5%	40.9%	42.5%	42.9%	44.6%
EBITDA (14)	28.8%	28.8%	30.1%	29.1%	30.9%
EBITDAR (15)	33.6%	32.3%	33.1%	31.8%	33.5%
Operating income	17.8%	19.1%	21.0%	19.6%	20.8%
Net Income	8.6%	9.3%	10.4%	9.9%	10.6%
Stock Information:					
Total common shares outstanding	41,410	39,613	39,138	36,817	35,571
Market price per share – high	$ 32.05	$ 50.28	$ 65.09	$ 53.04	$ 40.70
Market price per share – close	$ 24.93	$ 12.95	$ 49.68	$ 48.51	$ 38.09
Market price per share – low	$ 7.07	$ 8.03	$ 45.89	$ 37.17	$ 23.82
Price / earnings ratio at year-end – diluted	13.6	7.1	27.9	35.4	33.7
Market capitalization (16)	$1,032,351	$512,988	$1,944,376	$1,785,993	$1,354,899

(1) In-center revenue includes revenue generated at our centers from fees for personal training, dieticians, group fitness training and other member activities, sales of products offered at our LifeCafe, sales of products and services offered at our LifeSpa, tennis and renting space in certain of our centers.

(2) Total operating expenses in 2008 includes expenses totaling $5.0 million associated with plans to slow the development of new centers. These expenses include severance costs, lower-of-cost-or-market adjustments in connection with assets held for sale and write-offs associated with land development cancelled in the fourth quarter of 2008.

(3) In 1999, we formed Bloomingdale LIFE TIME Fitness, L.L.C. ("Bloomingdale LLC") with two unrelated organizations for the purpose of constructing, owning and operating a center in Bloomingdale, Illinois. Each member made an initial capital contribution of $2.0 million and owns a one-third interest in Bloomingdale LLC. The center commenced operations in February 2001. The terms of the relationship among the members are governed by an operating agreement. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

(4) The diluted weighted average number of common shares outstanding is the weighted average number of common shares plus the weighted average conversion of any dilutive common stock equivalents, such as redeemable preferred stock, the assumed weighted average exercise of dilutive stock options using the treasury stock method, and unvested restricted stock awards using the treasury stock method. The shares issuable upon the exercise of stock options and the vesting of all restricted stock awards were dilutive.

The following table summarizes the weighted average number of common shares for basic and diluted earnings per share computations:

	December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(In thousands)				
Weighted average number of common shares outstanding – basic	39,297	39,002	37,518	36,118	34,592
Effect of dilutive stock options	69	164	476	509	1,739
Effect of dilutive restricted stock awards	504	176	133	152	8
Weighted average number of common shares outstanding – diluted	39,870	39,342	38,127	36,779	36,339

(5) Membership dues, enrollment fees and in-center revenue for a center are included in *comparable center revenue growth – 13 month* beginning on the first day of the thirteenth full calendar month of the center's operation and are included in *comparable center revenue growth – 37 month* beginning on the first day of the thirty-seventh full calendar month of the center's operation.

(6) Average revenue per membership is total center revenue for the period divided by an average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(7) Average in-center revenue per membership is total in-center revenue for the period divided by the average number of memberships for the period, where the average number of memberships for the period is derived from dividing the sum of the total memberships outstanding at the end of each month during the period by the total number of months in the period.

(8) Annual attrition rate is calculated as follows: total terminations for the trailing 12 months (excluding frozen memberships) divided into the average beginning month membership balance for the trailing 12 months.

(9) EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. EBITDAR adds rent expense to EBITDA. These terms, as we define them, may not be comparable to a similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP. We use EBITDA and EBITDAR as measures of operating performance. EBITDA or EBITDAR should not be considered as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA and EBITDAR are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA and EBITDAR are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

The following table provides a reconciliation of net income, the most directly comparable GAAP measure, to EBITDA and EBITDAR:

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Net income	$72,384	$ 71,821	$ 68,019	$ 50,565	$ 41,213
Interest expense, net	30,338	29,552	25,443	17,356	14,076
Provision for income taxes	47,441	47,224	45,220	33,513	26,758
Depreciation and amortization	90,770	72,947	59,014	47,560	38,346
EBITDA	$240,933	$221,544	$197,696	$148,994	$120,393
Rent expense	40,241	27,375	19,376	13,724	10,200
EBITDAR	$281,174	$248,919	$217,072	$162,718	$130,593

(10) Capital expenditures represent investments in our new centers, costs related to updating and maintaining our existing centers and other infrastructure investments. For purposes of deriving capital expenditures from our cash flows statement, capital expenditures include our purchases of property and equipment, excluding purchases of property and equipment in accounts payable at year-end, property and equipment purchases financed through notes payable and capital lease obligations, and non-cash share-based compensation capitalized to projects under development.

(11) Free cash flow is a non-GAAP measure consisting of net cash provided by operating activities, less purchases of property and equipment. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and does not represent the total increase or decrease in the cash balance presented in accordance with GAAP. We use free cash flow as a measure of cash generated after spending on property and equipment. Free cash flow should not be considered as a substitute for net cash provided by operating activities prepared in accordance with GAAP. Additional details related to free cash flow are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

The following table provides a reconciliation of net cash provided by operating activities to free cash flow:

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Net cash provided by operating activities	$186,203	$183,066	$142,206	$125,852	$107,952
Less: Purchases of property and equipment	146,632	463,337	415,822	261,767	190,355
Free cash flow	$39,571	($280,271)	($273,616)	($135,915)	($82,403)

(12) The operating data presented in these items include the center owned by Bloomingdale LLC. The data presented elsewhere in this section exclude the center owned by Bloomingdale LLC.

(13) The square footage presented in this table reflects fitness square footage which is the best metric for the efficiencies of a facility. We exclude outdoor pool, outdoor play areas, indoor/outdoor tennis elements and satellite facility square footage.

(14) EBITDA margin is the ratio of EBITDA to total revenue.

(15) EBITDAR margin is the ratio of EBITDAR to total revenue.

(16) Market capitalization is calculated by multiplying the year-end total common shares outstanding by the year-end stock price.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our historical results of operations and our liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" beginning on page 16 of this report.

Overview

We operate distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment. As of February 26, 2010, we operated 86 centers primarily in residential locations across 19 states under the LIFE TIME FITNESS and LIFE TIME ATHLETIC brands.

We compare the results of our centers based on how long the centers have been open at the most recent measurement period. We include a center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month of the center's operation, prior to which time we refer to the center as a new center. We include an acquired center for comparable center revenue purposes beginning on the first day of the thirteenth full calendar month after we assumed the center's operations.

As we grow our presence in existing markets by opening new centers, we expect to attract some memberships away from our other existing centers already in those markets, reducing revenue and initially lowering the memberships of those existing centers. In addition, as a result of new center openings in existing markets, and because older centers will represent an increasing proportion of our center base over time, our comparable center revenue may be lower in future periods than in the past. Of the three new large format centers we have opened or plan to open in 2010, two will be in existing markets. Of the two boutique centers we have opened or plan to open in 2010, both will be in existing markets. We do not expect that operating costs of our planned new centers will be significantly higher than centers opened in the past, and we also do not expect that the planned increase in the number of centers will have a material adverse effect on the overall financial condition or results of operations of existing centers.

As a result of opening new centers, assuming the operations of seven leased facilities in 2006, assuming the operations of one leased facility in 2007 and entering into sale-leaseback transactions for six facilities in 2008, our center operating margins are lower than they have been historically. We expect that the addition of pre-opening expenses and the lower revenue volumes characteristic of newly-opened centers, as well as the occupancy costs for the eight leased centers and the lease costs for facilities which we financed through sale-leaseback transactions, will affect our center operating margins at these centers and on a consolidated basis.

In 2008 and 2009, we experienced increased member attrition and lower revenue per membership as well as higher membership acquisition costs due to the challenging economic environment. If the challenging economic conditions continue, we may face continued lower total revenue and operating profit in affected centers and on a consolidated basis. Certain of our markets may be impacted more severely than others as a result of regional economic factors such as housing, competition or unemployment rates.

Our categories of new centers and existing centers do not include the center owned by Bloomingdale, LLC because it is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements.

We measure performance using such key operating statistics as member satisfaction ratings, return on investment, average revenue per membership, including membership dues and enrollment fees, average in-center revenue per membership and center operating expenses, with an emphasis on payroll and occupancy costs, as a percentage of sales and comparable center revenue growth. We use center revenue and EBITDA margins to evaluate overall performance and profitability on an individual center basis. In addition, we focus on several membership statistics on a center-level and system-wide basis. These metrics include change in center membership levels and growth of system-wide memberships, percentage center membership to target capacity, center membership usage, center membership mix among individual, couple and family memberships, Flex subscription memberships and center attrition rates. During 2008, our annual attrition rate increased from 34.3% to 42.3% driven primarily by the slowing economy and inactive members leaving earlier than in the past. During 2009, our annual attrition rate has decreased from 42.3% to 40.6%.

We have three primary sources of revenue:

- First, our largest source of revenue is membership dues (67.5% of total revenue for the year ended December 31, 2009) and enrollment fees (3.1% of total revenue for the year ended December 31, 2009) paid by our members. We recognize revenue from monthly membership dues in the month to which they pertain. We recognize revenue from enrollment fees over the estimated average membership life, which we estimate to be 30 months for 2009 and the fourth quarter of 2008, 33 months for the second and third quarters of 2008 and 36 months for the first quarter of 2008 and prior periods.

- Second, we generate revenue within a center, which we refer to as in-center revenue, or in-center businesses (27.8% of total revenue for the year ended December 31, 2009), including fees for personal training, registered dieticians, group fitness training and other member activities, sales of products at our LifeCafe, sales of products and services offered at our LifeSpa, tennis programs and renting space in certain of our centers.

- Third, we have expanded the LIFE TIME FITNESS brand into other wellness-related offerings that generate revenue, which we refer to as other revenue, or corporate businesses (1.6% of total revenue for the year ended December 31, 2009), including our media, wellness and athletic events businesses. Our primary media offering is our magazine, *Experience Life*. Other revenue also includes two restaurants in the Minneapolis market and rental income from our Highland Park, Minnesota office building.

Center operations expenses consist primarily of salary, commissions, payroll taxes, benefits, real estate taxes and other occupancy costs, utilities, repairs and maintenance, supplies, administrative support and communications to operate our centers. Advertising and marketing expenses consist of our marketing department costs and media and advertising costs to support center membership levels, in-center businesses and our corporate businesses. General and administrative expenses include costs relating to our centralized support functions, such as accounting, information systems, procurement, real estate and development and member relations. Our other operating expenses include the costs associated with our media, athletic events and nutritional product businesses, two restaurants and other corporate expenses, as well as gains or losses on our dispositions of assets. Our total operating expenses may vary from period to period depending on the number of new centers opened during that period, the number of centers engaged in presale activities and the performance of our in-center businesses.

Our primary capital expenditures relate to the construction of new centers and updating and maintaining our existing centers. The land acquisition, construction and equipment costs for a current model center can vary considerably based on variability in land cost and the cost of construction labor, as well as whether or not a tennis area is included or whether or not we expand the gymnasium or add other facilities. We perform maintenance and make improvements on our centers and equipment throughout each year. We conduct a more thorough remodeling project at each center approximately every four to six years.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S., or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives and tax provisions. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the historical estimated average membership life. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results. We have identified below the following accounting policies that we consider to be critical.

Revenue recognition. We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are non-refundable after 14 days. Enrollment fees and related direct expenses, primarily sales commissions, are deferred and recognized on a straight-line basis over an estimated average membership life of 30 months, which is based on historical membership experience. We review the estimated average membership life on an annual basis, or more frequently if circumstances change. Changes in member behavior, competition, economic conditions and our performance may cause attrition levels to change, which could impact the estimated average membership life. During 2008, there was a substantial shift in our attrition activity, primarily as a result of macroeconomic pressures and a challenging consumer environment. During the second quarter of 2008, we changed our estimated average membership life from 36 months to 33 months. The pressure continued throughout the second half of 2008; therefore, we reduced the estimated average membership life to 30 months at the beginning of the fourth quarter. The estimated average membership life remained 30 months during 2009. Our attrition rate in 2009 improved slightly from a high of 42.7% at the end of first quarter to 40.6% at year-end. If the estimated average membership life had been 33 months or 27 months for the entire year ended December 31, 2009, the impact would have been less than $0.1 million to net income. If the direct expenses related to the enrollment fees exceed the enrollment fees for any center, the amount of direct expenses in excess of the enrollment fees are expensed in the current period instead of deferred over the average membership life. The amount of direct expenses in excess of enrollment fees totaled $8.4 million and $6.0 million for the years ended December 31, 2009 and 2008 respectively. Monthly membership dues paid in advance of a center opening are deferred until the center opens. We only offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

We provide services at each of our centers, including personal training, spa, cafe and other member services. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related commissions are deferred and recognized when services are performed. Other revenue, which includes revenue generated primarily from our media, athletic events and restaurant, is recognized when realized and earned. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. Restaurant revenue is recognized at the point of sale to the customer.

Results of Operations

The following table sets forth our consolidated statements of operations data as a percentage of total revenue for the periods indicated:

	For the Year Ended December 31,		
	2009	2008	2007
REVENUE:			
Membership dues	67.5%	66.1%	66.2%
Enrollment fees	3.1	3.4	3.8
In-center revenue	27.8	28.4	27.8
Total center revenue	98.4	97.9	97.8
Other revenue	1.6	2.1	2.2
Total revenue	100.0	100.0	100.0
OPERATING EXPENSES:			
Center operations	60.5	59.1	57.5
Advertising and marketing	3.2	4.1	3.8
General and administrative	5.1	5.7	6.2
Other operating	2.6	2.5	2.5
Depreciation and amortization	10.8	9.5	9.0
Total operating expenses	82.2	80.9	79.0
Income from operations	17.8	19.1	21.0
OTHER INCOME (EXPENSE):			
Interest expense, net	(3.7)	(3.8)	(3.9)
Equity in earnings of affiliate	0.2	0.2	0.2
Total other income (expense)	(3.5)	(3.6)	(3.7)
INCOME BEFORE INCOME TAXES	14.3	15.5	17.3
PROVISION FOR INCOME TAXES	5.7	6.2	6.9
NET INCOME	8.6%	9.3%	10.4%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total revenue. Total revenue increased $67.4 million, or 8.8%, to $837.0 million for the year ended December 31, 2009 from $769.6 million for the year ended December 31, 2008.

Total center revenue grew $69.9 million, or 9.3%, to $823.6 million for the year ended December 31, 2009, from $753.7 million for the year ended December 31, 2008. Of the $69.9 million increase in total center revenue,

- 79.7% was from membership dues, which increased $55.7 million, or 10.9%, due to increased memberships at new centers and higher dues per membership. Our number of memberships increased 2.1% to 578,937 at December 31, 2009 from 567,110 at December 31, 2008.

- 20.9% was from in-center revenue, which increased $14.6 million primarily as a result of increased sales of our LifeCafe products and services and personal training. Average in-center revenue per membership decreased from $414 for the year ended December 31, 2008 to $400 for the year ended December 31, 2009. We began to see slower in-center revenue growth in the second half of the 2008 through all of 2009 due to the slower economy.

- (0.6%) was from enrollment fees, which are deferred until a center opens and recognized on a straight-line basis over our estimated average membership life Since the fourth quarter of 2008, the estimated average membership life has been 30 months. For the second and third quarters of 2008, it was 33 months, and for the first quarter of 2008 and prior, it was 36 months. Enrollment fees decreased $0.4 million for the year ended

December 31, 2009 to $26.1 million. In 2008 and 2009, we lowered our enrollment fees to stimulate new membership demand.

Other revenue decreased $2.5 million, or 15.7%, to $13.4 million for the year ended December 31, 2009, which was primarily due to lower media sales.

Center operations expenses. Center operations expenses totaled $506.4 million, or 61.5% of total center revenue (or 60.5% of total revenue), for the year ended December 31, 2009 compared to $454.6 million, or 60.3% of total center revenue (or 59.1% of total revenue), for the year ended December 31, 2008. This $51.8 million increase primarily consisted of an increase of $20.9 million in occupancy-related costs, including utilities, real estate taxes and rent on leased centers, $13.0 million in additional payroll-related costs to support general business growth and an increase in expenses to support in-center products and services. Center rent expense totaled $39.7 million for the year ended December 31, 2009 and $26.8 million for the year ended December 31, 2008. This $12.9 million increase is primarily a result of the six sale-leaseback transactions that we entered into during the second half of 2008.

Advertising and marketing expenses. Advertising and marketing expenses were $26.3 million, or 3.2% of total revenue, for the year ended December 31, 2009, compared to $31.5 million, or 4.1% of total revenue, for the year ended December 31, 2008. These expenses decreased primarily due to less presale activity and more targeted and more market-specific marketing campaigns.

General and administrative expenses. General and administrative expenses were $42.8 million, or 5.1% of total revenue, for the year ended December 31, 2009, compared to $43.7 million, or 5.7% of total revenue, for the year ended December 31, 2008. This decrease was primarily due to increased efficiencies and productivity improvements in 2009 and the business slowdown costs incurred in 2008, offset slightly by increased costs to support the growth in memberships and the number of centers and unabsorbed real estate and development overhead.

Other operating expenses. Other operating expenses were $21.9 million for the year ended December 31, 2009, compared to $19.4 million for the year ended December 31, 2008. This increase is primarily a result of construction-related expenses associated with slower development of new centers, costs associated with the expansion of our corporate wellness businesses and losses on the disposition of assets.

Depreciation and amortization. Depreciation and amortization was $90.8 million for the year ended December 31, 2009, compared to $72.9 million for the year ended December 31, 2008. This $17.9 million increase was due primarily to depreciation on our new centers opened in 2008 and 2009 and the remodels of acquired centers completed in 2008.

Interest expense, net. Interest expense, net of interest income, was $30.3 million for the year ended December 31, 2009, compared to $29.6 million for the year ended December 31, 2008. This $0.7 million increase was primarily the result of the result of decreased capitalized interest on construction projects partially offset by a reduction in debt levels throughout the year.

Provision for income taxes. The provision for income taxes was $47.4 million for the year ended December 31, 2009, compared to $47.2 million for the year ended December 31, 2008. This $0.2 million increase was due to slightly higher income before income taxes partially offset by an effective income tax rate of 39.6% for the year ended December 31, 2009 compared to 39.7% for the year ended December 31, 2008.

Net income. As a result of the factors described above, net income was $72.4 million, or 8.6% of total revenue, for the year ended December 31, 2009 compared to $71.8 million, or 9.3% of total revenue, for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total revenue. Total revenue increased $113.8 million, or 17.4%, to $769.6 million for the year ended December 31, 2008 from $655.8 million for the year ended December 31, 2007.

Total center revenue grew $112.6 million, or 17.6%, to $753.7 million for the year ended December 31, 2008, from $641.1 million for the year ended December 31, 2007. Comparable center revenue increased 2.8% for the year ended December 31, 2008 compared to the year ended December 31, 2007. Of the $112.6 million increase in total center revenue,

- 66.4% was from membership dues, which increased $74.8 million, or 17.2%, due to increased memberships at new centers, junior membership programs and increased sales of value-added memberships. Our number of memberships increased 13.6% to 567,110 at December 31, 2008 from 499,092 at December 31, 2007. Our membership growth of 13.6% was up slightly from a membership growth rate of 12.5% in 2007. This rate increase was driven by new center growth and included new, lower priced membership offerings in the second half of 2008.

- 32.0% was from in-center revenue, which increased $36.0 million primarily as a result of increased sales of our personal training, member activities and LifeCafe products and services. As a result of this, in-center revenue growth and our focus on broadening our offerings to our members, average in-center revenue per membership increased from $387 for the year ended December 31, 2007 to $414 for the year ended December 31, 2008. We began to see slower in-center revenue growth in the second half of the year due to worsening economic conditions.

- 1.6% was from enrollment fees, which are deferred until a center opens and recognized on a straight-line basis over 36 months for the first quarter of 2008, 33 months for the second and third quarter of 2008 and 30 months for the fourth quarter of 2008. Enrollment fees increased $1.8 million for the year ended December 31, 2008 to $26.6 million. In 2008, we lowered our enrollment fees to stimulate new membership demand.

Other revenue increased $1.2 million, or 8.4%, to $15.9 million for the year ended December 31, 2008, which was primarily due to increased advertising revenue from our media business.

Center operations expenses. Center operations expenses totaled $454.6 million, or 60.3% of total center revenue (or 59.1% of total revenue), for the year ended December 31, 2008 compared to $377.2 million, or 58.8% of total center revenue (or 57.5% of total revenue), for the year ended December 31, 2007. This $77.4 million increase primarily consisted of $38.9 million in additional payroll-related costs to support increased memberships at new centers and increases in membership acquisition costs, an increase of $21.1 million in occupancy-related costs, including utilities, real estate taxes, rent on leased centers and an increase in expenses to support in-center products and services.

Advertising and marketing expenses. Advertising and marketing expenses were $31.5 million, or 4.1% of total revenue, for the year ended December 31, 2008, compared to $25.0 million, or 3.8% of total revenue, for the year ended December 31, 2007. These expenses increased primarily due to broader advertising for existing and new centers and those centers engaging in presale activities to stimulate new membership demand.

General and administrative expenses. General and administrative expenses were $43.7 million, or 5.7% of total revenue, for the year ended December 31, 2008, compared to $40.8 million, or 6.2% of total revenue, for the year ended December 31, 2007. These expenses decreased as a percentage of revenue primarily due to increased efficiencies and productivity improvements, as well as the elimination of lease costs for our former corporate office. General and administrative expenses include approximately $3.9 million of expenses associated with plans to slow the development of new centers mainly comprised of severance costs and write-offs associated with land development cancelled in the fourth quarter of 2008.

Other operating expenses. Other operating expenses were $19.4 million for the year ended December 31, 2008, compared to $16.3 million for the year ended December 31, 2007. This increase is primarily a result of start-up costs associated with the expansion of our corporate wellness businesses and lower-of-cost-or-market adjustments in connection with assets held for sale.

Depreciation and amortization. Depreciation and amortization was $72.9 million for the year ended December 31, 2008, compared to $59.0 million for the year ended December 31, 2007. This $13.9 million increase was due primarily to depreciation on our new centers and new headquarters opened in 2007 and 2008, the completed remodels of our leased centers acquired in July 2006 and lower-of-cost-or-market adjustments in connection with assets held for sale.

Interest expense, net. Interest expense, net of interest income, was $29.6 million for the year ended December 31, 2008, compared to $25.4 million for the year ended December 31, 2007. This $4.2 million increase was primarily the result of increased average debt balances on floating rate debt.

Provision for income taxes. The provision for income taxes was $47.2 million for the year ended December 31, 2008, compared to $45.2 million for the year ended December 31, 2007. This $2.0 million increase was due to an increase in income before income taxes of $5.8 million. The effective income tax rate for the year ended December 31, 2008 was 39.7% compared to 39.9% for the year ended December 31, 2007.

Net income. As a result of the factors described above, net income was $71.8 million, or 9.3% of total revenue, for the year ended December 31, 2008 compared to $68.0 million, or 10.4% of total revenue, for the year ended December 31, 2007.

Interest in an Unconsolidated Affiliated Entity

In 1999, we formed Bloomingdale LLC with two unrelated organizations for the purpose of constructing, owning and operating a center in Bloomingdale, Illinois, which opened in February, 2001. The terms of the relationship among the members are governed by an operating agreement, which expires on the earlier of December 2039 or the liquidation of Bloomingdale LLC. In December 1999, Bloomingdale LLC entered into a management agreement with us, pursuant to which we agreed to manage the day-to-day operations of the center, subject to the overall supervision by the Management Committee of Bloomingdale LLC, which is comprised of six members, two from each of the three members of the joint venture. We have no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of the joint venture require the approval of a majority of the members. Bloomingdale LLC is accounted for as an investment in an unconsolidated affiliate and is not consolidated in our financial statements. Additional details related to our interest in Bloomingdale LLC are provided in Note 3 to our consolidated financial statements.

Non-GAAP Financial Measures

We use EBITDA, EBITDAR and free cash flow as measures of operating performance.

EBITDA and EBITDAR should not be considered substitutes for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA and EBITDAR are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain compliance with debt covenants, to service debt or to pay taxes.

We believe EBITDA and EBITDAR are useful to an investor in evaluating our operating performance and liquidity because:

- both are widely accepted financial indicators of a company's ability to service its debt and we are required to comply with certain covenants and borrowing limitations that are based on variations of EBITDA and EBITDAR in certain of our financing documents; and
- both are widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA and/or EBITDAR:

- as measurements of operating performance because they assists us in comparing our performance on a consistent basis;
- in presentations to the members of our board of directors to enable our board to have the same consistent measurement basis of operating performance used by management; and
- as the basis for incentive bonuses paid to selected members of senior and center-level management.

We have provided reconciliations of EBITDA and EBITDAR to net income in the section "Quarterly Results (Unaudited)," located immediately following the Report of Independent Registered Public Accounting Firm and in the "Selected Financial Data" section.

Free cash flow is a non-GAAP measure consisting of net cash provided by operating activities, less purchases of property and equipment. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and does not represent the total increase or decrease in the cash balance presented in accordance with GAAP. We use free cash flow as a measure of cash generated after spending on property and equipment. Free cash flow should not be considered as a substitute for net cash provided by operating activities prepared in accordance with GAAP. Additional details related to free cash flow are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

We believe free cash flow is useful to an investor in understanding our cash flow generation because:

- free cash flow allows us to evaluate the cash generated by operations and the ability of our operations to fund investment items related to purchases of property and equipment, repay indebtedness, add to our cash balance, or to use in other discretionary activities; and
- if negative, free cash flow reflects the need for incremental financing activities or use of existing cash balances.

Our management uses free cash flow:

- to monitor cash available for repayment of indebtedness; and
- in discussions with the investment community.

We have provided reconciliations of free cash flow to cash flows from operations in the section "Quarterly Results (Unaudited)," located immediately following the Report of Independent Registered Public Accounting Firm and in the "Selected Financial Data" section.

Seasonality of Business

Seasonal trends have a limited effect on our overall business. Generally, we have experienced greater membership growth at the beginning of the year. We also experience increased membership in certain centers during the summer pool season. During the summer months, we also experience a slight increase in in-center business activity with summer programming and operating expenses due to our outdoor aquatics operations. We experience an increased level of membership attrition during the third and fourth quarters as the summer pool season ends and we enter the holiday season. This can lead to a sequential decline in memberships during those quarters.

Liquidity and Capital Resources

Liquidity

Historically, we have satisfied our liquidity needs through various debt arrangements, sales of equity and cash flow provided by operations. Principal liquidity needs have included the development of new centers, debt service requirements and expenditures necessary to maintain and update our existing centers and associated fitness equipment. We believe that we can satisfy our current and longer-term debt service obligations and capital expenditure requirements primarily with cash flow from operations, by the extension of the terms of or refinancing our existing debt facilities, through sale-leaseback transactions and by continuing to raise long-term debt or equity capital, although there can be no assurance that such actions can or will be completed.

In 2009, we slowed our growth plans and began to generate free cash flow that allowed us to pay down a portion of our existing debt. We plan to pay off or refinance debt scheduled to mature in 2011 and 2012, including mortgage notes payable to Teachers Insurance and Annuity Association of America in July 2011 and our revolving credit facility in May 2012, through cash flow from operations, refinancing existing debt facilities or issuing new debt.

Our business model operates with negative working capital because we carry minimal accounts receivable due to our ability to have monthly membership dues paid by electronic draft, we defer enrollment fee revenue and we fund the construction of our new centers under standard arrangements with our vendors that are paid with proceeds from long-term debt.

On February 23, 2010, we prepaid three of the mortgage notes payable to TIAA at the par amount of $30.2 million. Concurrent with the prepayment, the mortgages were released on three of our centers. Additionally, the loan documents with TIAA were amended reducing the number of shares of our common stock our Chief Executive Officer must retain from 1.8 million to 1.0 million. As of the date of the prepayment, the obligations to TIAA under the remaining ten mortgage notes payable, totaling $74.3 million, remain due in July 2011.

Credit Rating. We have never had public debt. Accordingly, we do not have, nor have we had, a credit rating as stated through Standard and Poor's Rating Services or Moody's Investor Service.

The following table summarizes our capital structure as of December 31, 2009 and 2008.

	December 31,	
	2009	**2008**
	(In thousands)	
Debt		
Long-term	$643,630	$ 702,569
Current maturities of long-term	16,716	10,335
Total debt	660,346	712,904
Shareholders' Equity		
Common stock	829	793
Additional paid-in capital	395,121	385,095
Retained earnings	344,095	271,711
Accumulated other comprehensive loss	(2,614)	(4,698)
Total shareholders' equity	737,431	652,901
Total capitalization	$1,397,777	$1,365,805

Debt highlights, as of December 31, 2009 and 2008:

	December 31,	
	2009	**2008**
Fixed-rate debt as a percent of total debt	59.6%	54.6%
Weighted-average annual interest rate of total debt	3.7%	4.5%
Total debt (net of cash) as a percent of total capitalization (total debt (net of cash) and total shareholders' equity)	47.0%	51.8%
Cash provided by operating activities as a percent of total debt	28.2%	25.7%

Operating Activities

As of December 31, 2009, we had total cash and cash equivalents of $6.3 million and $2.9 million of restricted cash that serves as collateral for certain of our debt arrangements. We also had $101.0 million available under the terms of our revolving credit facility as of December 31, 2009.

Net cash provided by operating activities was $186.2 million for 2009 compared to $183.1 million for 2008, driven primarily by a $0.6 million, or 0.8% improvement in net income, a $17.8 million increase in depreciation expense, offset by $11.0 million of cash used in changes in operating assets and liabilities.

Net cash provided by operating activities was $183.1 million for 2008 compared to $142.2 million for 2007, driven primarily by a $3.8 million, or 5.6%, improvement in net income, a $13.9 million increase in depreciation expense and $13.5 million of cash provided by changes in operating assets and liabilities.

Investing Activities

Investing activities consist primarily of purchasing real property, constructing new centers and purchasing new fitness equipment. In addition, we invest in capital expenditures to maintain and update our existing centers. We finance the purchase of our property and equipment by cash payments or by financing through notes payable or capital lease obligations.

Our total capital expenditures were as follows:

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Purchases of property and equipment	$146,632	$463,337	$415,822
Non-cash property and equipment financed through capital lease obligations	31	9,910	1,445
Non-cash property financed through notes payable obligations	—	—	95
Non-cash property purchases in construction accounts payable	(53,789)	3,963	10,218
Non-cash share-based compensation capitalized to projects under development	385	641	744
Total capital expenditures	$93,259	$477,851	$428,324

The following schedule reflects 2009 capital expenditures by type of expenditure (in thousands):

	For the Year Ended December 31, 2009
New center land and construction	$60,915
Initial remodels of acquired centers	2,091
Maintenance of existing facilities and centralized infrastructure	30,253
Total capital expenditures	$93,259

At December 31, 2009 we had purchased the real property for all of the large format centers we plan to open in 2010, and we had purchased real property for three and entered into a ground lease for one of the large format centers that we plan to open after 2010.

We expect our capital expenditures to be approximately $100 to $120 million in 2010, of which we expect to incur approximately $70 to $80 million for new center construction and approximately $30 to $40 million for the updating of existing centers and corporate infrastructure. We plan to fund these capital expenditures primarily with cash flow from operations.

Financing Activities

During the year ended December, 31, 2009, we had the following changes to our capital structure.

Interest Rate Swap

On September 17, 2007, we entered into an interest rate swap contract with J.P. Morgan Chase Bank, N.A. that effectively fixed the rates paid on a total of $125.0 million of variable rate borrowings from our revolving credit facility at 4.825% plus the applicable spread (depending on cash flow leverage ratio) until October 2010. Effective July 10, 2009, we revised the terms of the swap, reducing the fixed rate to 4.715% plus the applicable spread. All other terms of the swap remained the same. The spread as of December 31, 2009 was 1.25%. The contract has been designated a hedge against interest rate volatility. We currently apply this hedge to variable rate interest debt under the U.S. Bank Facility. Changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2009, the $2.6 million net of tax, fair market value of the swap contract was recorded as accumulated other comprehensive loss in the shareholder equity section and the $4.2 million gross fair market value of the swap contract was included in long-term debt. See footnote 4, "Long-Term Debt" to our consolidated financial statements for more information.

Mortgage Notes Financing

In March 2009, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.25% amortized over a 15-year period. This obligation is due in full in March 2014. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $4.7 million was outstanding with respect to this obligation.

In May 2009, we financed one Minnesota center using an obligation bearing interest at a rate of 7.10%, to be reset in May 2014 and May 2019 using the five-year LIBOR swap rate plus 4.50%, with a 6.00% floor, and amortized over a 20-year period. This obligation is due in full in May 2024. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $2.9 million was outstanding with respect to this obligation.

In November 2009, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.95% amortized over a 15-year period. This obligation is due in full in November 2014. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $10.3 million was outstanding with respect to this obligation.

See footnote 4, "Long-Term Debt" to our consolidated financial statements for a description of all of our outstanding financing arrangements.

Debt Covenants

We are in compliance in all material respects with all restrictive and financial covenants under our various credit facilities as of December 31, 2009.

Our primary financial covenants are:

Covenant	Requirement	Actual as of December 31, 2009	2008
Revolving credit facility:			
Total Consolidated Debt to EBITDAR (1)	Not more than 4.00 to 1.0	3.29 to 1.0	3.51 to 1.0
Senior Debt to EBITDA (1)	Not more than 3.25 to 1.0	1.82 to 1.0	2.22 to 1.0
Fixed Charge Coverage Ratio (1) (2)	Not less than 1.60	2.65 to 1.0	3.16 to 1.0
Sale-leaseback:			
Tangible Net Worth (3)	Not less than $200.0 million	$688.4 million	$598.1 million

(1) The formulas for these covenants are specifically defined in the revolving credit facility and include, amount other things, an add back of share-based compensation expense to EBITDAR and EBITDA. See footnote 4, "Long-Term Debt" for more information on our revolving credit facility.

(2) The Fixed Charge Coverage Ratio decrease of 0.51 from December 31, 2008 to December 31, 2009 was primarily due to additional rent expense from the six sale-leaseback transactions that we entered into during the second half of 2008. See footnote 10, "Commitments and Contingencies" to our consolidated financial statements for more information on our sale-leaseback transactions.

(3) The formula for this covenant is specifically defined in our Senior Housing Properties Trust agreement. See footnote 10, "Commitments and Contingencies" to our consolidated financial statements for more information on this sale-leaseback transaction.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2009:

	Payments due by period						
	Total	2010	2011	2012	2013	2014	After 2014
	(In thousands)						
Long-term debt obligations, excluding capital lease obligations	$641,637	$15,654	$102,788	$364,908	$9,962	$15,757	$132,568
Capital lease obligations	18,709	1,062	1,037	1,180	617	10,220	4,593
Interest (1)	93,974	28,351	20,565	11,737	9,036	8,181	16,104
Operating lease obligations	769,984	40,278	40,422	39,529	38,802	39,661	571,292
Purchase obligations (2)	44,616	38,714	3,599	1,090	714	499	–
Other long-term liabilities (3)	1,599	–	–	–	–	–	1,599
Total contractual obligations	$1,570,519	$124,059	$168,411	$418,444	$59,131	$74,318	$726,156

(1) Interest expense obligations were calculated holding floating rate debt balances and interest rates constant at December 31, 2009 rates. This includes the impact of our interest rate swap.

(2) Purchase obligations consist primarily of our contracts with construction subcontractors for the completion of the five large format centers under construction as of December 31, 2009, three of which we plan to open in 2010, as well as contracts for the purchase of land.

(3) In addition to the other long-term liabilities presented in the table above, approximately $1.4 million of unrecognized tax benefits, including interest and penalties, have been recorded as liabilities in accordance with applicable accounting guidance, and we are uncertain as to if or when such amounts may be settled.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States. It became effective for our interim reporting period ended September 30, 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We invest our excess cash in highly liquid short-term investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash and cash equivalents and, therefore, impact our consolidated cash flows and consolidated results of operations. As of December 31, 2009, our net floating rate indebtedness was approximately $271.1 million. If long-term floating interest rates were to have increased by 100 basis points during the year ended December 31, 2009, our interest costs would have increased by approximately $2.9 million. If short-term interest rates were to have increased by 100 basis points during the year ended December 31, 2009, our interest income from cash equivalents would have increased by less than $0.1 million. These amounts are determined by considering the impact of the hypothetical interest rates on our floating rate indebtedness and cash equivalents balances at December 31, 2009.

Item 8. Financial Statements and Supplementary Data.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(In thousands, except share and per share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,282	$ 10,829
Accounts receivable, net	4,026	6,114
Center operating supplies and inventories	14,621	14,632
Prepaid expenses and other current assets	12,938	10,994
Deferred membership origination costs	20,278	19,877
Deferred income taxes	660	1,365
Total current assets	58,805	63,811
PROPERTY AND EQUIPMENT, net	1,512,993	1,515,957
RESTRICTED CASH	2,941	3,936
DEFERRED MEMBERSHIP ORIGINATION COSTS	8,716	14,210
OTHER ASSETS	48,070	49,789
TOTAL ASSETS	$1,631,525	$1,647,703
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 16,716	$ 10,335
Accounts payable	14,429	14,842
Construction accounts payable	9,882	63,418
Accrued expenses	48,235	46,230
Deferred revenue	36,939	36,098
Total current liabilities	126,201	170,923
LONG-TERM DEBT, net of current portion	643,630	702,569
DEFERRED RENT LIABILITY	29,048	27,925
DEFERRED INCOME TAXES	77,189	51,982
DEFERRED REVENUE	8,819	13,719
OTHER LIABILITIES	9,207	27,684
Total liabilities	894,094	994,802
COMMITMENTS AND CONTINGENCIES (Note 10)		
SHAREHOLDERS' EQUITY:		
Undesignated preferred stock, 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $.02 par value, 75,000,000 and 50,000,000 shares authorized, respectively; 41,410,367 and 39,612,775 shares issued and outstanding, respectively	829	793
Additional paid-in capital	395,121	385,095
Retained earnings	344,095	271,711
Accumulated other comprehensive loss	(2,614)	(4,698)
Total shareholders' equity	737,431	652,901
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,631,525	$1,647,703

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
REVENUE:			
Membership dues	$564,605	$508,927	$434,138
Enrollment fees	26,138	26,570	24,741
In-center revenue	232,834	218,198	182,215
Total center revenue	823,577	753,695	641,094
Other revenue	13,424	15,926	14,692
Total revenue	837,001	769,621	655,786
OPERATING EXPENSES:			
Center operations	506,443	454,645	377,235
Advertising and marketing	26,299	31,500	24,967
General and administrative	42,776	43,749	40,820
Other operating	21,852	19,426	16,340
Depreciation and amortization	90,770	72,947	59,014
Total operating expenses	688,140	622,267	518,376
Income from operations	148,861	147,354	137,410
OTHER INCOME (EXPENSE):			
Interest expense, net of interest income of $399, $235 and $438, respectively	(30,338)	(29,552)	(25,443)
Equity in earnings of affiliate	1,302	1,243	1,272
Total other income (expense)	(29,036)	(28,309)	(24,171)
INCOME BEFORE INCOME TAXES	119,825	119,045	113,239
PROVISION FOR INCOME TAXES	47,441	47,224	45,220
NET INCOME	$ 72,384	$ 71,821	$ 68,019
BASIC EARNINGS PER COMMON SHARE	$ 1.84	$ 1.84	$ 1.81
DILUTED EARNINGS PER COMMON SHARE	$ 1.82	$ 1.83	$ 1.78
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC	39,297	39,002	37,518
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED	39,870	39,342	38,127

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Capital	Loss	Earnings	Total
			(In thousands, except per share data)			
BALANCE — December 31, 2006	36,817,199	$737	$259,905	$ —	$131,871	$392,513
Common stock issued upon common stock offering	1,675,000	33	92,469	—	—	92,502
Common stock issued upon exercise of stock options	487,075	10	8,444	—	—	8,454
Grant of restricted stock	162,393	3	(3)	—	—	—
Forfeiture of restricted stock	(3,720)	—	—	—	—	—
Compensation expense related to stock options and restricted stock	—	—	7,746	—	—	7,746
Capitalized compensation expense related to stock options and restricted stock	—	—	744	—	—	744
Tax benefit upon exercise of stock options	—	—	4,605	—	—	4,605
Interest rate swap contract	—	—	—	(2,026)	—	(2,026)
Net income	—	—	—	—	68,019	68,019
BALANCE — December 31, 2007	39,137,947	783	373,910	(2,026)	199,890	572,557
Common stock issued upon exercise of stock options	185,453	4	2,991	—	—	2,995
Grant of restricted stock	434,180	9	(9)	—	—	—
Forfeiture of restricted stock	(144,805)	(3)	3	—	—	—
Compensation expense related to stock options and restricted stock	—	—	7,456	—	—	7,456
Capitalized compensation expense related to stock options and restricted stock	—	—	641	—	—	641
Tax benefit upon exercise of stock options	—	—	103	—	—	103
Interest rate swap contract	—	—	—	(2,672)	—	(2,672)
Net income	—	—	—	—	71,821	71,821
BALANCE — December 31, 2008	39,612,775	793	385,095	(4,698)	271,711	652,901
Common stock issued upon exercise of stock options	166,950	3	2,467	—	—	2,470
Grant of restricted stock	1,698,194	34	(34)	—	—	—
Forfeiture of restricted stock	(67,552)	(1)	1	—	—	—
Compensation expense related to stock options and restricted stock	—	—	8,082	—	—	8,082
Capitalized compensation expense related to stock options and restricted stock	—	—	385	—	—	385
Tax benefit upon exercise of stock options	—	—	(875)	—	—	(875)
Interest rate swap contract	—	—	—	2,084	—	2,084
Net income	—	—	—	—	72,384	72,384
BALANCE — December 31, 2009	41,410,367	$829	$395,121	($2,614)	$344,095	$737,431

See notes to consolidated financial statements.

LIFE TIME FITNESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 72,384	$ 71,821	$ 68,019
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	90,770	72,947	59,014
Deferred income taxes	23,270	14,815	11,505
Loss on disposal of property and equipment, net	1,229	985	354
Gain on land held for sale	(1,132)	—	—
Amortization of deferred financing costs	2,544	1,663	853
Share-based compensation	8,082	7,456	7,746
Excess tax benefit related to share-based payment arrangements	(507)	(103)	(4,605)
Changes in operating assets and liabilities	(10,951)	13,543	(544)
Other	514	(61)	(1,753)
Net cash provided by operating activities	186,203	183,066	142,206
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(146,632)	(463,337)	(415,822)
Proceeds from sale of property and equipment	8	161,888	5,054
Proceeds from sale of land held for sale	1,954	—	—
Proceeds from property insurance settlement	—	318	78
Decrease (increase) in other assets	390	(7,695)	(4,488)
Decrease (increase) in restricted cash	995	2,831	(2,029)
Net cash used in investing activities	(143,285)	(305,995)	(417,207)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	18,151	43,272	113,455
Repayments of long-term borrowings	(11,001)	(13,143)	(11,181)
Proceeds from (repayments of) revolving credit facility, net	(56,500)	101,800	67,800
Increase in deferred financing costs	(1,092)	(6,664)	(2,160)
Proceeds from common stock offering, net of underwriting discount and offering costs	—	—	92,502
Excess tax benefit related to share-based payment arrangements	507	103	4,605
Proceeds from stock option exercises	2,470	3,036	8,454
Net cash provided by (used in) financing activities	(47,465)	128,404	273,475
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,547)	5,475	(1,526)
CASH AND CASH EQUIVALENTS – Beginning of period	10,829	5,354	6,880
CASH AND CASH EQUIVALENTS – End of period	$ 6,282	$ 10,829	$ 5,354

See notes to consolidated financial statements

(Table amounts in thousands, except share and per share data)

1. Nature of Business

Life Time Fitness, Inc., a Minnesota corporation, and our subsidiaries are primarily engaged in designing, building and operating distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment, principally in residential locations of major metropolitan areas. As of December 31, 2009, we operated 84 centers, including 24 in Minnesota, 17 in Texas, nine in Illinois, six in Michigan, four in Arizona and Georgia, three in Ohio and Virginia, two in Colorado, Maryland and New Jersey and one each in Florida, Indiana, Kansas, Missouri, Nebraska, North Carolina, Tennessee and Utah.

2. Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Life Time Fitness, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition — We receive a one-time enrollment fee at the time a member joins and monthly membership dues for usage from our members. The enrollment fees are nonrefundable after 14 days. Enrollment fees and related direct expenses, primarily sales commissions, are deferred and recognized on a straight-line basis over an estimated average membership life of 30 months, which is based on historical membership experience. During 2008, there was a substantial shift in our attrition activity, primarily as a result of macroeconomic pressures and a challenging consumer environment. During the second quarter of 2008, we changed our estimated average membership life from 36 months to 33 months. The pressure continued throughout the second half of 2008; therefore, we reduced the estimated average membership life to 30 months at the beginning of the fourth quarter. Since the fourth quarter of 2008, the estimated average membership life has been 30 months. Our attrition rate in 2009 improved slightly from a high of 42.7% at the end of first quarter to 40.6% at year-end. If the direct expenses related to the enrollment fees exceed the enrollment fees for any center, the amount of direct expenses in excess of the enrollment fees are expensed in the current period instead of deferred over the estimated average membership life. The amount of direct expenses in excess of enrollment fees totaled $8.4 million and $6.0 million for the years ended December 31, 2009 and 2008 respectively. In addition, monthly membership dues paid in advance of a center's opening are deferred until the center opens. We offer members month-to-month memberships and recognize as revenue the monthly membership dues in the month to which they pertain.

We provide a wide range of services at each of our centers, including personal training, spa, cafe and other member offerings. The revenue associated with these services is recognized at the time the service is performed. Personal training revenue received in advance of training sessions and the related commissions are deferred and recognized when services are performed. Other revenue includes revenue from our media, athletic events and restaurant. Media advertising revenue is recognized over the duration of the advertising placement. For athletic events, revenue is generated primarily through sponsorship sales and registration fees. Athletic event revenue is recognized upon the completion of the event. Restaurant revenue is recognized at the point of sale to the customer.

Pre-Opening Operations — We generally operate a preview center up to five months prior to the planned opening of a center during which time memberships are sold as construction of the center is being completed. The revenue and direct membership acquisition costs, primarily sales commissions, incurred during the period prior to a center opening are deferred until the center opens and are then recognized on a straight-line basis over the estimated average membership life, beginning when the center opens; however, the related advertising, office, rent and other expenses incurred during this period are expensed as incurred.

Cash and Cash Equivalents — We classify all unrestricted cash accounts and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Restricted Cash — We are required to keep funds on deposit at certain financial institutions related to certain of our credit facilities. Our lender or lenders, as the case may be, may access the restricted cash after the occurrence of an event of default, as defined under their respective credit facilities.

(Table amounts in thousands, except share and per share data)

Accounts Receivable — Accounts receivable is presented net of allowance for doubtful accounts. The rollforward of these allowances are as follows:

	December 31,	
	2009	2008
Allowance for doubtful accounts — beginning of period	$267	$755
Provisions	326	108
Write-offs against allowance	(204)	(596)
Allowance for doubtful accounts — end of period	$389	$267

Center Operating Supplies and Inventories — Our operating supplies are primarily center supplies. Inventories are stated at the lower-of-cost-or-market value. Our inventories primarily consist of spa, café and nutritional products as well as heart rate monitors. These balances are as follows:

	December 31,	
	2009	2008
Center operating supplies	$ 4,448	$ 5,434
In-center businesses inventory and supplies	8,758	7,122
Apparel	798	1,239
Other	617	837
Total center operating supplies and inventories	$14,621	$14,632

Prepaid Expenses and Other Current Assets — Prepaid expenses and other current assets consist of the following:

	December 31,	
	2009	2008
Deferred costs associated with personal training deferred revenue	$2,876	$2,144
Prepaid lease obligations	3,134	2,767
Prepaid marketing and media expenses	1,373	1,927
Other prepaid expenses	2,996	3,132
Other current assets	2,559	1,024
Total prepaid expenses and other current assets	$12,938	$10,994

Property and Equipment — Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. The cost and accumulated depreciation of property and equipment retired and other items disposed of are removed from the related accounts, and any residual values are charged or credited to income.

Depreciation is computed primarily using the straight-line method over estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Accelerated depreciation methods are used for tax reporting purposes.

(Table amounts in thousands, except share and per share data)

Property and equipment consist of the following:

	Depreciable Lives	December 31, 2009	December 31, 2008
Land		$ 231,304	$ 235,414
Buildings and related fixtures	3-40 years	1,117,857	1,012,277
Leasehold improvements	1-20 years	118,686	110,900
Construction in progress		99,923	154,119
		1,567,770	1,512,710
Equipment:			
Fitness	5-7 years	96,045	91,457
Computer and telephone	3-5 years	47,846	44,554
Capitalized software	5 years	35,388	27,981
Decor and signage	5 years	14,985	13,323
Audio/visual	3-5 years	26,047	22,552
Furniture and fixtures	7 years	13,074	12,722
Other equipment	3-7 years	66,626	61,862
		300,011	274,451
Property and equipment, gross		1,867,781	1,787,161
Less accumulated depreciation		354,788	271,204
Property and equipment, net		$1,512,993	$1,515,957

At December 31, 2009, we had five large format centers under construction, of which three are planned to open in 2010. Construction in progress, including land for future development totaled $132.3 million at December 31, 2009 and $193.7 million at December 31, 2008.

Capitalized software includes our internally developed Web-based systems to facilitate member enrollment and management, as well as point of sale system enhancements and our payroll and human resources software. Costs related to these projects have been capitalized in accordance with accounting guidance.

We capitalize interest during the construction period of our centers and in accordance with accounting guidance on the capitalization of interest costs, this capitalized interest is included in the cost of the building. We capitalized interest of $3.6 million and $9.1 million for the years ended December 31, 2009 and 2008, respectively.

Other equipment consists primarily of cafe, spa and playground and laundry equipment.

Impairment of Long-lived Assets — The carrying value of long-lived assets is reviewed annually and whenever events or changes in circumstances indicate that such carrying values may not be recoverable. We consider a history of consistent and significant operating losses to be our primary indicator of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at an individual center level or corporate business. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to th-at center or corporate business, compared to the carrying value of these assets. If an impairment has occurred, the amount of impairment recognized is determined by estimating the fair value of these assets and recording a loss if the carrying value is greater than the fair value. Based upon our review and analysis, no impairments on operating assets were deemed to have occurred during 2009, 2008 or 2007.

(Table amounts in thousands, except share and per share data)

Derivative Instruments and Hedging Activities — As part of our risk management program, we may periodically use interest rate swaps to manage known market exposures. Terms of derivative instruments are structured to match the terms of the risk being managed and are generally held to maturity.

In 2007, we entered into an interest rate swap contract that effectively fixed the rates paid on a total of $125.0 million of variable rate borrowings at 4.825% plus the applicable spread (which depends on our cash flow leverage ratio) until October 2010. In May 2009, we amended the interest swap contract to effectively fix the rates paid on the $125.0 million of variable rate borrowings at 4.715% plus the applicable spread from July 2009 until October 2010. The contract has been designated a cash flow hedge against interest rate volatility. In accordance with applicable accounting guidance, changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2009, the $2.6 million fair market value loss, net of tax, of the swap contract was recorded as accumulated other comprehensive loss in the shareholders' equity section of our consolidated balance sheets and the $4.2 million gross fair market value of the swap contract was included in long-term debt.

On an ongoing basis, we assess whether the interest rate swap used in this hedging transaction is "highly effective" in offsetting changes in the fair value or cash flow of the hedged item by comparing the current terms of the swap and the debt to assure they continue to coincide and through an evaluation of the continued ability of the counterparty to the swap to honor its obligations under the swap. If it is determined that the derivative is not highly effective as a hedge or hedge accounting is discontinued, any change in fair value of the derivative since the last date at which it was determined to be effective would be recognized in earnings. Since there is no ineffective portion, no amount was reclassified into earnings for the years ended December 31, 2007, 2008 or 2009.

Other Assets — We record other assets at cost. Amortization of financing costs is computed over the periods of the related debt financing. Other assets consist of the following:

	December 31,	
	2009	2008
Financing costs, net	$ 8,535	$ 9,988
Investment in unconsolidated affiliate (see Note 3)	3,148	2,865
Site development costs	40	618
Intangible assets	8,596	8,596
Land held for sale	21,346	21,105
Other	6,405	6,617
Total other assets	$48,070	$49,789

Site development costs consist of legal, engineering, architectural, environmental, feasibility and other direct expenditures incurred for certain new center projects. Capitalization commences when acquisition of a particular property is deemed probable by management. Should a specific project be deemed not viable for construction, any capitalized costs related to that project are charged to operations at the time of that determination. Costs incurred prior to the point at which the acquisition is deemed probable are expensed as incurred. Upon completion of a project, the site development costs are classified as property and depreciated over the useful life of the asset.

Land held for sale consists of excess land purchased as part of our original center site acquisitions. All land held for sale is currently being marketed for sale. If the excess land is currently under contract for sale, the cost is reflected as current and listed within prepaid expenses and other current assets. We had $21.3 million and $21.1 million of land held for sale, long-term, at December 31, 2009 and 2008, respectively. We had $0.0 million and $0.6 million of land held for sale, short-term, at December 31, 2009 and 2008, respectively.

(Table amounts in thousands, except share and per share data)

Intangible assets are comprised principally of goodwill, leasehold rights at our Highland Park, Minnesota office building and trade names. In accordance with accounting guidance on goodwill and intangible assets, intangible assets determined to have an indefinite useful life, which consist of all our intangible assets, are not amortized but instead tested for impairment at least annually.

We are required to test our intangible assets for impairment on an annual basis. We are also required to evaluate these assets for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount. An indicator of potential impairment that could impact our intangible asset values include, but is not limited to, a significant loss of occupancy at our rental property located in Highland Park, Minnesota.

The following table summarizes the changes in our net intangible balance during the years ended December 31, 2009 and 2008:

Balance at December 31, 2007	$5,505
Purchase price adjustment (1)	340
Goodwill acquired	2,751
Balance at December 31, 2008	8,596
Balance at December 31, 2009	$8,596

(1) Includes adjustments related to the finalization of the purchase price allocation of acquisition transactions.

The following table summarizes the carrying amounts of our intangible assets:

	December 31,	
	2009	2008
Goodwill	$5,690	$5,690
Leasehold rights	2,318	2,318
Trade names	588	588
Total intangible assets	$8,596	$8,596

Accrued Expenses — Accrued expenses consist of the following:

	December 31,	
	2009	2008
Payroll related	$ 9,222	$ 9,063
Real estate taxes	16,291	13,557
Center operating costs	11,385	11,167
Insurance	2,847	2,659
Interest	1,792	3,357
Income taxes	1,117	887
Other	5,581	5,540
Total accrued expenses	$48,235	$46,230

(Table amounts in thousands, except share and per share data)

Income Taxes — We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would record a valuation allowance, which would reduce the provision for income taxes.

We follow the applicable accounting guidance related to income taxes to recognize, measure, present and disclose uncertain tax positions that we have taken or expect to take in our income tax returns. In accordance with this guidance we recognize a tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

Earnings per Common Share — Basic earnings per common share ("EPS") is computed by dividing net income applicable to common shareholders by the weighted average number of shares of common stock outstanding for each year. Diluted EPS is computed similarly to basic EPS, except that the denominator is increased for the conversion of any dilutive common stock equivalents, such as redeemable preferred stock, the assumed exercise of dilutive stock options using the treasury stock method and unvested restricted stock awards using the treasury stock method. Stock options excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of the common share were 435,128 and 136,003 for the years ended December 31, 2009 and 2008, respectively. No stock options were excluded from the calculation of diluted EPS for the year ended December 31, 2007.

The basic and diluted earnings per share calculations are shown below:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Net income	$72,384	$71,821	$68,019
Weighted average number of common shares outstanding – basic	39,297	39,002	37,518
Effect of dilutive stock options	69	164	476
Effect of dilutive restricted stock awards	504	176	133
Weighted average number of common shares outstanding – diluted	39,870	39,342	38,127
Basic earnings per common share	$ 1.84	$ 1.84	$ 1.81
Diluted earnings per common share	$ 1.82	$ 1.83	$ 1.78

The number of total common shares outstanding at December 31, 2009 was 41,410,367.

Dividends — We have not declared or paid any cash dividends on our common stock in the past. As discussed in Note 4, the terms of our revolving credit facility and certain debt financing agreements prohibit us from paying dividends without the consent of the lenders.

(Table amounts in thousands, except share and per share data)

Fair Value of Financial Instruments — The carrying amounts related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the relatively short maturities of such instruments. The fair value of our long-term debt and capital leases are estimated based on estimated current rates for debt with similar terms, credit worthiness and the same remaining maturities. The fair value estimates presented are based on information available to us as of December 31, 2009. These fair value estimates have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair values may differ significantly.

The following table presents the carrying value and the estimated fair value of long-term debt as of December 31, 2009:

	December 31, 2009	
	Carrying Value	**Estimated Fair Value**
Fixed-rate debt	$370,510	$348,448
Obligations under capital leases	18,709	18,571
Floating-rate debt	271,127	257,817
Total	$660,346	$624,836

Fair Value Measurements — The accounting guidance established a framework for measuring fair value and expanded disclosures about fair value measurements. The guidance applies to all assets and liabilities that are measured and reported on a fair value basis. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires that each asset and liability carried at fair value be classified into one of the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

We determined the fair value of the swap contract based upon current fair values as quoted by recognized dealers. As prescribed by the guidance, we recognize the fair value of the swap liability as a Level 2 valuation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates. In recording transactions and balances resulting from business operations, we use estimates based on the best information available. We use estimates for such items as depreciable lives and tax provisions. We also use estimates for calculating the amortization period for deferred enrollment fee revenue and associated direct costs, which are based on the historical estimated average membership life. We revise the recorded estimates when better information is available, facts change or we can determine actual amounts. These revisions can affect operating results.

(Table amounts in thousands, except share and per share data)

Supplemental Cash Flow Information — Decreases (increases) in operating assets and increases (decreases) in operating liabilities are as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Accounts receivable	$1,762	$ (1,747)	($ 2,155)
Income tax receivable	–	5,917	(1,112)
Inventories and center operating supplies	11	(308)	(5,551)
Prepaid expenses and other current assets	1,126	5,028	(6,762)
Deferred membership origination costs	5,093	(3,515)	(7,122)
Other assets	(1,564)	–	–
Accounts payable	349	(5,364)	4,895
Accrued expenses	2,167	(315)	9,861
Deferred revenue	(4,025)	(2,190)	6,690
Deferred rent	1,123	2,399	(190)
Other liabilities	(16,993)	13,638	902
Changes in operating assets and liabilities	(10,951)	$13,543	($ 544)

Our capital expenditures were as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Purchases of property and equipment	$146,632	$463,337	$415,822
Non-cash property and equipment purchases financed through capital lease obligations	31	9,910	1,445
Non-cash property purchases financed through notes payable obligations	–	–	95
Non-cash property purchases in construction accounts payable	(53,789)	3,963	10,218
Non-cash share-based compensation capitalized to projects under development	385	641	744
Total capital expenditures	$ 93,259	$477,851	$428,324

We made cash payments for income taxes for each of the three years ended December 31, 2009, 2008 and 2007 of $41.3 million, $19.9 million and $33.7 million, respectively.

We made cash payments for interest, net of capitalized interest, for each of the three years ended December 31, 2009, 2008 and 2007 of $29.9 million, $35.6 million and $30.6 million, respectively. Capitalized interest was of $3.6 million, $9.1 million and $8.4 million during those same periods, respectively.

Construction accounts payable and accounts payable related to property and equipment was $9.9 million at December 31, 2009 and $63.7 million at December 31, 2008.

New Accounting Pronouncements — In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States. It became effective for our interim reporting period ended September 30, 2009.

(Table amounts in thousands, except share and per share data)

Comprehensive Income — We follow the accounting guidance which established standards for reporting and displaying of comprehensive income (loss) and its components. Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For us, the difference between net income as reported on the consolidated statements of operations and comprehensive income is a gain of $3.4 million, net of tax of $1.3 million, related to our outstanding interest rate swap contract. For more information, see Note 4.

3. Investment in Unconsolidated Affiliate

In December 1999, we, together with two unrelated organizations, formed an Illinois limited liability company named LIFE TIME Fitness Bloomingdale L.L.C. ("Bloomingdale LLC") for the purpose of constructing and operating a center in Bloomingdale, Illinois. The center opened for business in February 2001. Each of the three members maintains an equal interest in Bloomingdale LLC. Pursuant to the terms of the agreement that governs the formation and operation of Bloomingdale LLC (the "Operating Agreement"), each of the three members contributed $2.0 million to Bloomingdale LLC. We have no unilateral control of the center, as all decisions essential to the accomplishments of the purpose of Bloomingdale LLC require the consent of the other members of Bloomingdale LLC. The Operating Agreement expires on the earlier of December 2039 or the liquidation of Bloomingdale LLC. We account for our interest in Bloomingdale LLC using the equity method.

Bloomingdale LLC issued indebtedness in June 2000 in a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14.7 million. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee. The guarantee runs through June 7, 2010 subsequently extended to June 7, 2011 by the bank as of February 24, 2010. As of December 31, 2009, the maximum amount of future payments under our one-third of the guarantee was $2.8 million. We have the right to recover from Bloomingdale LLC any amounts paid under the terms of the guarantee, but only after Bloomingdale LLC's obligations to the bank have been satisfied.

Pursuant to the terms of the Operating Agreement, beginning in March 2002 and continuing throughout the term of such agreement, the members are entitled to receive monthly cash distributions from Bloomingdale LLC. The amount of this monthly distribution is, and will continue to be throughout the term of the agreement, approximately $0.1 million per member. In the event that Bloomingdale LLC does not generate sufficient cash flow through its own operations to make the required monthly distributions, we are obligated to make such payments to each of the other two members. To date, Bloomingdale LLC has generated cash flows sufficient to make all such payments. Each of the three members had the right to receive distributions from Bloomingdale LLC in the amount of $0.7 million for each of the three years 2009, 2008 and 2007.

(Table amounts in thousands, except share and per share data)

4. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2009	2008
Revolving credit facility, interest only due monthly at interest rates ranging from LIBOR plus 0.625% to 1.50% or base plus 0.0%, facility expires May 2012, collateralized by certain personal property	$358,100	$414,600
Interest rate swap on notional amount of $125,000 at a fixed annual rate of 4.715%, expiring October 2010	4,196	7,541
Mortgage notes payable to insurance company, monthly interest and principal payments totaling $1,273 including interest at 8.25% to July 2011, collateralized by certain related real estate and buildings	105,531	111,812
Commercial mortgage-backed notes payable with monthly interest and principal payments totaling $632 including interest at 6.03% to February 2017, collateralized by certain related real estate and buildings	101,418	102,752
Mortgage notes payable to banks with monthly interest and principal payments totaling $257 including interest ranging from 6.25% to 7.10%, expiring between January 2012 and May 2024, collateralized by certain related real estate and buildings	27,197	9,841
Variable Rate Demand Notes, interest due monthly at a variable rate resetting weekly, principal due annually according to an agreement with a Letter of Credit provider that secures the notes, notes mature in July 2033	33,831	34,235
Promissory note payable to lender, monthly interest and principal payments totaling $80 including interest at 5.78% to January 2015, collateralized by a certain interest in secured property	7,503	8,013
Other debt including promissory note payable and special assessments payable	3,861	4,426
Total debt (excluding obligations under capital leases)	641,637	693,220
Obligations under capital leases (see below)	18,709	19,684
Total debt	660,346	712,904
Less current maturities	16,716	10,335
Total long-term debt	$ 643,630	$702,569

Revolving Credit Facility

On April 15, 2005, we entered into a Credit Agreement, with U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc., as syndication agent, and the banks party thereto from time to time (the "U.S. Bank Facility"). On May 31, 2007, we entered into a Second Amended and Restated Credit Agreement effective May 31, 2007 to amend and restate our U.S. Bank Facility. The material changes to the U.S. Bank Facility at that time were to increase the amount of the facility from $300.0 million to $400.0 million, establish a $25.0 million accordion feature, and extend the term of the facility by a little over one year to May 31, 2012. Interest on the amounts borrowed under the U.S. Bank Facility continues to be based on (i) a base rate, which is the greater of (a) U.S. Bank's prime rate and (b) the federal funds rate plus 50 basis points, or (ii) an adjusted Eurodollar rate, plus, in either case (i) or (ii), the applicable margin within a range based on our consolidated leverage ratio. In connection with the amendment and restatement of the U.S. Bank Facility, the applicable margin ranges were reduced to zero at all times (from zero to 25 basis points) for base rate borrowings and decreased to 62.5 to 150 basis points (from 75 to 175 basis points) for Eurodollar borrowings.

On September 17, 2007, we fixed $125.0 million of our revolver with an interest rate swap contract.

(Table amounts in thousands, except share and per share data)

On January 24, 2008, we amended the facility to increase the amount of the accordion feature from $25.0 million to $200.0 million and increase the senior secured operating company leverage ratio from not more than 2.50 to 1.00 to not more than 3.25 to 1.00. The amendment also allows for the issuance of additional senior debt and sharing of related collateral with lenders other than the existing bank syndicate. In the second quarter of 2008, we exercised $70.0 million of the accordion feature with commitments from certain of our bank lenders, increasing the amount of the facility from $400.0 million to $470.0 million. Under the terms of the amended credit facility, we may increase the total amount of the facility up to $600.0 million through further exercise of the accordion feature by us and if one or more lenders commit the additional $130.0 million. As of December 31, 2009, $358.1 million was outstanding on the U.S. Bank Facility, plus $10.9 million related to letters of credit.

The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2009 was 2.0% and $376.1 million, respectively. The weighted average interest rate and debt outstanding under the revolving credit facility for the year ended December 31, 2008 was 4.4% and $366.2 million, respectively.

Interest Rate Swap

On September 17, 2007, we entered into an interest rate swap contract with J.P. Morgan Chase Bank, N.A. that effectively fixed the rates paid on a total of $125.0 million of variable rate borrowings from our revolving credit facility at 4.825% plus the applicable spread (depending on cash flow leverage ratio) until October 2010. Effective July 10, 2009, we revised the terms of the swap, reducing the fixed rate to 4.715% plus the applicable spread. All other terms of the swap remained the same. The spread as of December 31, 2009 was 1.25%. The contract has been designated a hedge against interest rate volatility. We currently apply this hedge to variable rate interest debt under the U.S. Bank Facility. Changes in the fair market value of the swap contract are recorded in accumulated other comprehensive income (loss). As of December 31, 2009, the $2.6 million net of tax, fair market value of the swap contract was recorded as accumulated other comprehensive loss in the shareholder equity section and the $4.2 million gross fair market value of the swap contract was included in long-term debt.

Mortgage Notes Payable to Insurance Company

We have financed 13 of our centers with Teachers Insurance and Annuity Association of America ("TIAA") pursuant to the terms of individual notes. The obligations under these notes are due in full in July 2011, at which time we will owe approximately $100 million. These notes are secured by mortgages on each of the centers specifically financed, and we maintain a letter of credit in the amount of $5.0 million in favor of the lender. The obligations related to 10 of the notes are amortized over a 20-year period, while the obligations related to the other three notes are being amortized over a 15-year period. The interest rate payable under these notes has been fixed at 8.25%. The loan documents provide that we will be in default if our Chief Executive Officer, Mr. Akradi, ceases to be Chairman of the Board of Directors and Chief Executive Officer for any reason other than due to his death or incapacity or as a result of his removal pursuant to our articles of incorporation or bylaws.

On November 10, 2008, we entered into an Omnibus Amendment with TIAA with respect to the terms of the mortgages that secure our obligations to TIAA. Pursuant to the terms of the Omnibus Amendment, the equity interest requirement applicable to our Chief Executive Officer was amended such that he must, at all times during the loan, retain at least 1.8 million shares of our common stock (subject to appropriate adjustment for stock splits and similar readjustments), which shares on and after November 30, 2008 must be owned unencumbered, and the equity interest requirement applicable to our other employees was amended such that our employees must, in the aggregate, hold shares or options representing at least 3% of our outstanding common stock.

(Table amounts in thousands, except share and per share data)

We may prepay the debt in full, but not in part, with the payment of a prepayment premium equal to the greater of (i) 1% of the outstanding principal balance or (ii) the amount by which the sum of the discounted values of the remaining note payments exceeds the outstanding principal balance. The discount rate for this calculation is the yield on U.S. Treasury issues having a maturity date most closely corresponding to the maturity date of the debt. The debt may be prepaid in full without a prepayment premium during the last 90 days of the term.

At December 31, 2009, $105.5 million was outstanding with respect to this obligation. See Note 5, "Subsequent Event" for a description of a prepayment on this obligation.

Commercial Mortgage-Backed Notes Financing

On January 24, 2007, LTF CMBS I, LLC, a wholly owned subsidiary, obtained a commercial mortgage-backed loan in the original principal amount of $105.0 million from Goldman Sachs Commercial Mortgage Capital, L.P. pursuant to a loan agreement dated January 24, 2007. The mortgage financing is secured by six properties owned by the subsidiary and operated as Life Time Fitness centers. The mortgage financing matures in February 2017.

Interest on the amounts borrowed under the mortgage financing referenced above is 6.03% per annum, with a constant monthly debt service payment of $0.6 million. Our subsidiary LTF CMBS I, LLC, as landlord, and LTF Club Operations Company, Inc., another wholly owned subsidiary as tenant, entered into a lease agreement dated January 24, 2007 with respect to the properties. The initial term of the lease ends in February 2022, but the lease term may be extended at the option of LTF Club Operations Company, Inc. for two additional periods of five years each. Our subsidiaries may not transfer any of the properties except as permitted under the loan agreement. We guarantee the obligations of our subsidiary as tenant under the lease.

As additional security for LTF CMBS I, LLC's obligations under the mortgage financing, the subsidiary granted a security interest in all assets owned from time to time by the subsidiary including the properties which had a net book value of $99.1 million on January 24, 2007, the revenues from the properties and all other tangible and intangible property, and certain bank accounts belonging to the subsidiary that the lender has required pursuant to the mortgage financing. As of December 31, 2009, $101.4 million remained outstanding on the loan.

Other Mortgage Notes Financing

In January 2002, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.42% amortized over a 10 year period. This obligation is due in full January 2012. As security for the obligation, we have granted a mortgage on this center. As of December 31, 2009 $1.5 million was outstanding.

In August 2002, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.39% amortized over a 10 year period. This obligation is due in full October 2012. As security for the obligation, we have granted a mortgage on this center. As of December 31, 2009 $2.2 million was outstanding.

In November 2008, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.54% amortized over a 20 year period. This obligation is due in full November 2013. As security for the obligation, we have granted a mortgage on this center. As of December 31, 2009 $5.6 million was outstanding.

In March 2009, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.25% amortized over a 15-year period. This obligation is due in full in March 2014. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $4.7 million was outstanding.

In May 2009, we financed one Minnesota center using an obligation bearing interest at a rate of 7.10%, to be reset in May 2014 and May 2019 using the five-year LIBOR swap rate plus 4.50%, with a 6.00% floor, and amortized over a 20-year period. This obligation is due in full in May 2024. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $2.9 million was outstanding.

(Table amounts in thousands, except share and per share data)

In November 2009, we financed one Minnesota center using an obligation bearing interest at a fixed rate of 6.95% amortized over a 15-year period. This obligation is due in full in November 2014. As security for the obligation, we have granted a mortgage on this center. At December 31, 2009, $10.3 million was outstanding.

Variable Rate Demand Notes

On July 13, 2008, a wholly owned subsidiary issued variable rate demand notes in the principal amount of $34.2 million, the proceeds of which were used to provide permanent financing for our corporate headquarters and our Overland Park, Kansas center. The notes, which mature on July 1, 2033, bear interest at a variable rate that is adjusted weekly. The interest rate at December 31, 2009 was 0.30%. The notes are backed by a letter of credit from General Electric Capital Corporation (GECC), for which we will pay GECC an annual fee of 1.40% of the maximum amount available under the letter of credit, as well as other drawing and reimbursement fees. In connection with the letter of credit, which expires June 1, 2023, the borrower subsidiary entered into a reimbursement agreement with GECC. Under the terms of the reimbursement agreement if the notes are purchased with proceeds of a drawing under the letter of credit, and cannot thereafter be remarketed, GECC is obligated to hold the notes and the indebtedness evidenced by those notes will be amortized over a period ending June 1, 2023. The subsidiary's obligations under the reimbursement agreement are secured by mortgages against the two aforementioned properties. We guaranteed the subsidiary's obligations under the leases that will fund any reimbursement obligations. As of December 31, 2009, $33.8 million remained outstanding on the notes.

Promissory Note Payable to Lender

In December 2007, we borrowed $8.5 million. The loan is evidenced by a promissory note that matures in January 2015, bears fixed interest at 5.78% and is secured by an interest in certain personal property. As of December 31, 2009, $7.5 million was outstanding on this note.

Aggregate annual future maturities of long-term debt (excluding capital leases) at December 31, 2009 are as follows:

2010	$15,654
2011	102,788
2012	364,908
2013	9,962
2014	15,757
Thereafter	132,568
Total future maturities of long-term debt (excluding capital leases)	$641,637

Capital Leases

In May 2001, we financed one of our Minnesota centers pursuant to the terms of a sale-leaseback transaction that qualified as a capital lease. Pursuant to the terms of the lease, we agreed to lease the center for a period of 20 years. At December 31, 2009, the present value of the future minimum lease payments due under the lease amounted to $6.3 million.

In March 2007, we entered into a ground lease which runs through October 2048 for our Loudoun County, Virginia center. Pursuant to the terms of the lease which qualifies as a capital lease, we have an option to purchase the land by giving notice during the fifth or eleventh lease year. At December 31, 2009, the present value of the future minimum lease payments due under the lease amounted to $9.8 million.

(Table amounts in thousands, except share and per share data)

We have financed our purchase of some of our equipment through capital lease agreements with an agent and lender, on behalf of itself and other lenders. The terms of such leases are typically 60 months and our interest rates range from 5.5% to 7.5%. As security for the obligations owing under the capital lease agreements, we have granted a security interest in the leased equipment to the lender or its assigns. At December 31, 2009, $2.6 million was outstanding under these leases.

We are a party to capital equipment leases with third parties which include monthly rental payments of approximately $0.2 million as of December 31, 2009. Amortization recorded for these capital leased assets totaled $1.0 million and $2.6 million for the years ended December 31, 2009 and 2008, respectively. The following is a summary of property and equipment recorded under capital leases:

	December 31,	
	2009	2008
Land and buildings	$15,484	$16,912
Equipment	4,014	16,946
Gross property and equipment under capital lease	19,498	33,858
Less accumulated amortization	4,196	18,007
Net property and equipment under capital lease	$15,302	$15,851

Future minimum lease payments and the present value of net minimum lease payments on capital leases at December 31, 2009 are as follows:

2010	$2,606
2011	2,501
2012	2,551
2013	1,910
2014	11,405
Thereafter	6,460
	27,433
Less amounts representing interest	8,724
Present value of net minimum lease payments	18,709
Current portion	1,062
	$17,647

Debt Covenants

We were in compliance in all material respects with all restrictive and financial covenants under our various credit facilities as of December 31, 2009.

5. Subsequent Event

On February 23, 2010, we prepaid three of the mortgage notes payable to TIAA at the par amount of $30.2 million. Concurrent with the prepayment, the mortgages were released on three of our centers. Additionally, the loan documents with TIAA were amended reducing the number of shares of our common stock our Chief Executive Officer must retain from 1.8 million to 1.0 million. As of the date of the prepayment, the obligations to TIAA under the remaining ten mortgage notes payable, totaling $74.3 million, remain due in July 2011.

(Table amounts in thousands, except share and per share data)

6. Income Taxes

The provision for income taxes is comprised of:

	For the Year Ended December 31,		
	2009	2008	2007
Current tax expense	$41,721	$26,445	$33,358
Deferred tax expense	23,316	14,833	8,297
Non-current tax expense	(17,596)	5,946	3,565
Income tax provision	$47,441	$47,224	$45,220

The amount of deferred tax expense does not reconcile to the change in the deferred tax year end balances due to the tax effect of other comprehensive income or additional paid-in capital items.

The reconciliation between our effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Income tax provision at federal statutory rate	$41,939	$41,666	$39,634
State and local income taxes, net of federal tax benefit	5,414	5,236	4,837
Other, net	88	322	749
Income tax provision	$47,441	$47,224	$45,220

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effect of temporary differences that gives rise to the deferred tax liability are as follows:

	As of December 31,	
	2009	2008
Property and equipment	$(81,112)	$(58,002)
Partnership interest	(8,334)	(8,475)
Accrued rent expense	11,592	14,071
Other comprehensive income	1,581	2,843
Costs related to deferred revenue	(5,411)	(7,965)
Other, net	5,155	6,911
Net deferred tax liability	$(76,529)	$(50,617)

(Table amounts in thousands, except share and per share data)

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	For the Year Ended December 31,		
	2009	2008	2007
Unrecognized tax benefit – beginning balance	$18,411	$12,892	$9,228
Gross increases – tax positions in current period	235	9,041	4,329
Settlements	(9)	—	(161)
Prior year increases	7	419	—
Prior year decreases	(15,346)	(523)	—
Lapse of statute of limitations	(1,921)	(3,418)	(504)
Unrecognized tax benefit – ending balance	$ 1,377	$18,411	$12,892

Included in the balance of unrecognized tax benefits at December 31, 2009, 2008 and 2007 are $0.3 million, $0.7 million and $1.4 million, respectively, of benefits that, if recognized, would affect the effective tax rate.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, we accrued penalties and interest of $0.6 million during 2009 and in total, as of December 31, 2009, has recognized a liability for penalties and interest of $0.1 million. During 2008, we accrued penalties and interest of $0.6 million and in total, as of December 31, 2008 had recognized a liability for penalties and interest of $1.1 million. During 2007, we accrued penalties and interest of $0.4 million and in total, as of December 31, 2007 had recognized a liability for penalties and interest of $0.8 million.

We do not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We are subject to taxation in the U.S. and various states. Our tax years 2006, 2007 and 2008 are subject to examination by the tax authorities. With few exceptions, we are no longer subject to U.S. federal, state or local examinations by tax authorities for years before 2006.

7. Offering of Capital Stock

On August 29, 2007, we closed on the public offering, issuance and sale of 1,500,000 shares of our common stock, and on September 7, 2007, we closed on the issuance and sale of 175,000 shares of our common stock pursuant to exercise of the underwriters' over-allotment option. The shares were sold pursuant to an underwriting agreement with Credit Suisse Securities (USA) LLC that was entered into on August 24, 2007. The shares were sold to the public at $55.40 per share, and the resulting proceeds totaled $92.5 million, net of underwriting discounts and commissions and offering expenses of $0.3 million. We used the net proceeds to repay a portion of the amounts outstanding under our revolving credit facility.

8. Share-Based Compensation

Stock Option and Incentive Plans

The FCA, Ltd. 1996 Stock Option Plan (the 1996 Plan) reserved up to 2,000,000 shares of our common stock for issuance. Under the 1996 Plan, the Board of Directors had the authority to grant incentive and nonqualified options to purchase shares of the our common stock to eligible employees, directors, and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. As of December 31, 2009, we had granted a total of 1,700,000 options to purchase common stock under the 1996 Plan, of which none were outstanding. In connection with approval of the Life Time Fitness, Inc. 2004 Long-Term Incentive

(Table amounts in thousands, except share and per share data)

Plan (the 2004 Plan), as discussed below, our Board of Directors approved a resolution to cease making additional grants under the 1996 Plan.

The LIFE TIME FITNESS, Inc. 1998 Stock Option Plan (the 1998 Plan), reserved up to 1,600,000 shares of our common stock for issuance. Under the 1998 Plan, the Board of Directors had the authority to grant incentive and nonqualified options to purchase shares of our common stock to eligible employees, directors and contractors at a price of not less than 100% of the fair market value at the time of the grant. Incentive stock options expire no later than 10 years from the date of grant, and nonqualified stock options expire no later than 15 years from the date of grant. The 1998 Plan was amended in December 2003 by our Board of Directors and shareholders to reserve an additional 1,500,000 shares of our common stock for issuance. As of December 31, 2009, we had granted a total of 1,957,500 options to purchase common stock under the 1998 Plan, of which 147,825 were outstanding. In connection with approval of the 2004 Plan, as discussed below, our Board of Directors approved a resolution to cease making additional grants under the 1998 Plan.

The 2004 Plan originally reserved 3,500,000 shares of our common stock for issuance. In 2009, our shareholders authorized an additional 1,750,000 shares, for a new total of 5,250,000 shares. Under the 2004 Plan, the Compensation Committee of our Board of Directors administers the 2004 Plan and has the power to select the persons to receive awards and determine the type, size and terms of awards and establish objectives and conditions for earning awards. The types of awards that may be granted under the 2004 Plan include incentive and non-qualified options to purchase shares of common stock, stock appreciation rights, restricted shares, restricted share units, performance awards and other types of stock-based awards. We use the term "restricted shares" to define nonvested shares granted to employees, whereas applicable accounting guidance reserves that term for fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time. Eligible participants under the 2004 Plan include our officers, employees, non-employee directors and consultants. Each award agreement will specify the number and type of award, together with any other terms and conditions as determined by the Compensation Committee of the Board of Directors or its designees. In connection with approval of the 2004 Plan, our Board of Directors approved a resolution to cease making additional grants under the 1996 Plan and 1998 Plan. During 2009, we issued 1,698,194 shares of restricted stock. The value of the restricted shares was based upon the closing price of our stock on the dates of issue which ranged from $9.72 to $24.95 during 2009. The restricted stock generally vests over periods ranging from one to four years. As of December 31, 2009, we had granted a total of 1,929,665 options to purchase common stock under the 2004 Plan, of which options to purchase 662,753 shares were outstanding, and a total of 2,538,202 restricted shares under the 2004 Plan, of which 1,966,672 restricted shares were unvested. As of December 31, 2009, 1,150,954 shares remain available for grant under the 2004 Plan.

Total share-based compensation expense, which includes stock option expense and restricted stock expense, included in our consolidated statements of operations for the years ended December 31, 2009 and 2008, was as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Share based compensation expense related to stock options	$797	$2,536	$3,206
Share based compensation expense related to restricted shares	7,191	4,796	4,410
Share based compensation expense related to employee stock purchase program ("ESPP")	94	124	130
Total share based compensation expense	$8,082	$7,456	$7,746

(Table amounts in thousands, except share and per share data)

Summary of Restricted Stock Activity

	Restricted Shares Outstanding	Range of Market Price per Share on Grant Date
Balance – December 31, 2007	302,345	$24.75-53.95
Granted	434,180	14.31-35.77
Canceled	(144,805)	26.46-51.15
Vested	(104,517)	24.75-53.95
Balance – December 31, 2008	487,203	14.31-53.95
Granted	1,698,194	9.72-24.95
Canceled	(67,552)	9.72-51.15
Vested	(151,173)	9.72-53.95
Balance – December 31, 2009	1,966,672	$9.72-53.95

During the years ended December 31, 2009 and 2008, we issued 1,698,194 and 434,180 shares of restricted stock, respectively, with an aggregate fair value of $27.6 million and $11.6 million, respectively. The fair market value of restricted shares that became vested during the year ended December 31, 2009 was $5.6 million. The total value of each restricted stock grant, based on the fair market value of the stock on the date of grant, is amortized to compensation expense on a straight-line basis over the related vesting period. As of December 31, 2009, there was $17.4 million of unrecognized compensation expense related to restricted stock that is expected to be recognized over a weighted average period of 2.7 years.

Special 2009 Restricted Stock Grant

In June 2009, the Compensation Committee of our Board of Directors approved the grant of 996,000 shares of long-term performance-based restricted stock to serve as an incentive to our senior management team to achieve certain diluted earnings per share ("EPS") targets in 2011 and 2012. These shares were included in the overall grant of 1,698,194 restricted shares granted in 2009. If a specified EPS target is achieved for fiscal 2011, 50% of the restricted shares will vest. If a higher EPS target is achieved for fiscal 2011, 100% of the restricted shares will vest. If the grant has not fully vested after fiscal 2011, 50% of the shares will vest if a specified EPS target is achieved for fiscal 2012. If none of the shares vested after fiscal 2011, 100% of the shares will vest if a higher EPS target is achieved for fiscal 2012. In the event that we do not achieve the required EPS targets, the restricted stock will be forfeited. A maximum of $20.4 million could be recognized as compensation expense under this grant if all EPS targets are met.

We consider the specific EPS targets to be competitively sensitive information during the performance period. We believe these targets, inclusive of compensation expense under this grant, to be aggressive goals in excess of our current baseline expectations, and therefore, we did not recognize any compensation expense associated with the grant during the year ended December 31, 2009, nor has any share amount been included in our total diluted shares. If all of the targets had been considered probable at December 31, 2009, we would have recognized $4.3 million of compensation cost during the year ended December 31, 2009. If it becomes probable that certain of the EPS performance targets will be achieved, the corresponding estimated cost of the grant will be recorded as compensation expense over the performance period. The probability of reaching the targets is revaluated each reporting period. If it becomes probable that certain of the target performance levels will be achieved, a cumulative adjustment will be recorded and future compensation expense will increase based on the currently projected performance levels. If we later determine that it is not probable that the minimum EPS performance threshold for the grants will be met, no further compensation cost will be recognized and any previously recognized compensation cost will be reversed.

(Table amounts in thousands, except share and per share data)

Summary of Stock Option Activity

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	1,724,599	$20.15		
Granted	2,477	50.85		
Exercised	(487,075)	17.34		
Canceled	(31,734)	26.82		
Outstanding at December 31, 2007	1,208,267	21.17		
Granted	—	—		
Exercised	(185,453)	16.43		
Canceled	(41,885)	30.87		
Outstanding at December 31, 2008	980,929	21.65		
Granted	—	—		
Exercised	(166,950)	14.80		
Canceled	(3,401)	29.64		
Outstanding at December 31, 2009	810,578	$22.93	4.8	$3,669
Vested or Expected to Vest at December 31, 2009	809,058	$22.88	4.7	$3,669
Exercisable at December 31, 2009	795,963	$22.49	4.7	$3,669

No stock options were granted during the years ended December 31, 2008 and 2009. The weighted average grant date fair value of stock options granted during the year ended December 31, 2007 was $20.35. The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the years ended December 31, 2009 and 2008 was $2.0 million and $3.8 million, respectively. As of December 31, 2009, there was less than $0.1 million of unrecognized compensation expense to be recognized over a weighted-average period of 0.1 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:

	December 31,		
	2009 (1)	2008 (1)	2007
Risk-free interest rate	—	—	4.7%
Expected dividend yield	—	—	—
Expected life in years (2)	—	—	5
Volatility (2)	—	—	36.9%

(1) No stock options were granted in 2009 or 2008.

(2) The volatility and expected life assumptions presented are based on an average of the volatility assumptions reported by a peer group of publicly traded companies.

(Table amounts in thousands, except share and per share data)

The options granted generally vest over a period of four to five years from the date of grant. The following table summarizes information concerning options outstanding and exercisable as of December 31, 2009:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$8.00 to $12.00	147,825	3.1	$10.12	147,825	$10.12
$18.50 to $21.25	232,151	4.5	18.55	232,151	18.55
$25.47 to $27.25	297,250	5.2	25.64	297,250	25.64
$31.40 to $50.85	133,352	6.0	38.70	118,737	37.73
$8.00 to $50.85	810,578	4.8	$22.93	795,963	$22.49

Our net cash proceeds from the exercise of stock options were $2.5 million and $3.0 million for the years ended December 31, 2009 and 2008, respectively. The actual income tax benefit realized from stock option exercises was $0.5 million and $0.1 million, respectively, for those same periods. In accordance with the related accounting guidance, the excess tax benefits from the exercise of stock options are presented as cash flows from financing activities.

Employee Stock Purchase Plan and Related Share Repurchase Plan

Our employee stock purchase program ("ESPP") provides for the sale of up to 1,500,000 share of our common stock to our employees at discounted purchase prices. The cost per share under this plan is currently 90% of the fair market value of our common stock on the last day of the purchase period, as defined. The first purchase period during 2009 under the ESPP began January 1, 2009 and ended June 30, 2009. The second purchase period began July 1, 2009 and ended December 31, 2009. Compensation expense under the ESPP, which was $0.1 million for 2009, is based on the discount of 10% at the end of the purchase period. $0.8 million was withheld from employees for the purpose of purchasing shares under the ESPP. There were 1,375,388 shares of common stock available for purchase under the ESPP as of December 31, 2009.

In June 2006, our Board of Directors authorized the repurchase of up to 500,000 shares of our common stock from time to time in the open market or otherwise for the primary purpose of offsetting the dilutive effect of shares pursuant to our Employee Stock Purchase Plan. During 2009, we repurchased 67,268 shares for approximately $1.0 million. As of December 31, 2009, there were 375,388 remaining shares authorized to be repurchased for this purpose. The shares repurchased to date have been purchased in the open market and, upon repurchase, became authorized, but unissued shares of our common stock.

9. Operating Segments

Our operations are conducted mainly through our distinctive and large, multi-use sports and athletic, professional fitness, family recreation and spa centers in a resort-like environment. We aggregate the activities of our centers and other ancillary products and services into one reportable segment as none of the centers or other ancillary products or services meet the quantitative thresholds for separate disclosure under the applicable accounting. Each of the centers has similar expected economic characteristics, service and product offerings and customers. Each of the other ancillary products and services either directly or indirectly, through advertising or branding, compliment the operations of the centers. Our chief operating decision maker uses EBITDA as the primary measure of operating segment performance.

(Table amounts in thousands, except share and per share data)

The following table presents revenue for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,		
	2009	2008	2007
Membership dues	$ 564,605	$508,927	$434,138
Enrollment fees	26,138	26,570	24,741
Personal training	111,342	106,802	88,278
Other in-center	121,492	111,396	93,937
Other	13,424	15,926	14,692
Total revenue	$837,001	$769,621	$655,786

10. Commitments and Contingencies

Lease Commitments — We lease certain property under operating leases, which require us to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2009 are as follows:

2010	$ 40,278
2011	40,422
2012	39,529
2013	38,801
2014	39,661
Thereafter	571,292
Total minimum annual payments under all noncancelable operating leases	$769,983

Rent expense under operating leases was $40.2 million, $27.4 million and $19.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Certain lease agreements call for escalating lease payments over the term of the lease, which result in a deferred rent liability due to recognizing the expense on the straight-line basis over the life of the lease.

Sale-Leaseback Transactions -- In 2003, we financed two of our Michigan centers pursuant to the terms of a sale-leaseback transaction that qualified as an operating lease. Pursuant to the terms of the lease, we agreed to lease the centers for a period of 20 years. At December 31, 2009, the future minimum lease payments due under the lease amounted to $71.9 million.

On August 21, 2008, we, along with a wholly owned subsidiary, entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Senior Housing Properties Trust ("Senior Housing") providing for the sale of certain properties to Senior Housing in a sale-leaseback transaction. The properties are located in Alpharetta, Georgia, Allen, Texas, Omaha, Nebraska and Romeoville, Illinois (the "Properties"), and were sold to Senior Housing for $100.0 million. Pursuant to the terms of a Lease Agreement (the "Lease") between our subsidiary and SNH LTF Properties LLC ("SNH"), the subsidiary will lease the Properties from SNH. The lease has a total term of 50 years, including an initial term of 20 years and six consecutive renewal terms of five years each. Renewal options may only be exercised for all the Properties combined, and must be exercised no less than 12 months before the lease term ends. The initial rent will be approximately $9.1 million per year, increased after every fifth year during the initial term and the first two renewal options, if exercised, by an amount equal to 10% of the rent paid in the calendar year immediately before the effective date of the rent increase. During the last four renewal terms, rent will be the greater of (i) 110% of the rent paid in the calendar month immediately before the renewal term commences or (ii) fair market rent, as mutually agreed by the parties or determined by a mutually agreed upon independent third

(Table amounts in thousands, except share and per share data)

party appraiser. The lease is a "triple net" lease requiring our subsidiary to maintain the Properties and to pay all operating expenses including real estate taxes and insurance for the benefit of Senior Housing. Pursuant to the terms of a Guaranty Agreement, we have guaranteed our subsidiary's obligations under the Lease. We, or a substitute guarantor, must maintain a tangible net worth of at least $200.0 million. At December 31, 2009, the future minimum lease payments due under the lease amounted to $198.9 million.

On September 26, 2008, a wholly owned subsidiary sold certain properties to LT FIT (AZ-MD) LLC, an affiliate of W.P. Carey & Co., LLC ("W.P. Carey"). The properties are located in Scottsdale, Arizona and Columbia, Maryland (the "Properties"), and were sold to W.P. Carey for approximately $60.5 million. Pursuant to the terms of a Lease Agreement (the "Lease") between our subsidiary and W.P. Carey, our subsidiary will Lease the Properties from W.P. Carey. The Lease has a total term of 40 years, including an initial term of 20 years and four consecutive automatic renewal terms of five years each. Renewal options may only be exercised for all the Properties combined, and are automatically exercised if notice is not provided to W.P. Carey 18 months before the lease term ends. The initial rent will be approximately $5.7 million per year, increased after every year during the initial term and each year of any renewal option, if exercised, by an amount equal to 2% of the rent paid in the calendar year immediately before the effective date of the rent increase. The Lease is an "absolute net" lease requiring our subsidiary to maintain the Properties and to pay all operating expenses including real estate taxes and insurance for the benefit of W.P. Carey. Pursuant to the terms of a Guaranty and Suretyship Agreement, we have guaranteed the subsidiary's obligations under the Lease. At December 31, 2009, the future minimum lease payments due under the lease amounted to $130.9 million.

We account for the sale-leaseback transactions as operating leases in accordance with the applicable accounting guidance. The gains we recognized upon completion of the sale-leaseback transactions, a total of $7.4 million, have been deferred and are being recognized over the lease term.

Purchase Commitments — We contract in advance for land purchases and construction services and materials, among other things. The purchase commitments were $44.6 million, $86.7 million and $156.4 million at December 31, 2009, 2008 and 2007, respectively.

Litigation — We are engaged in proceedings incidental to the normal course of business. Due to their nature, such legal proceedings involve inherent uncertainties, including but not limited to, court rulings, negotiations between affected parties and governmental intervention. We have established reserves for matters that are probable and estimable in amounts we believe are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to us and discussions with legal counsel, it is our opinion that the outcome of the various legal actions and claims that are incidental to the our business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows; however, such matters are subject to many uncertainties, and the outcome of individual matters are not predictable with assurance.

401(k) Savings and Investment Plan — We offer a 401(k) savings and investment plan (the 401(k) Plan) to substantially all full-time employees who have at least six months of service and are at least 21 years of age. We made discretionary contributions to the 401(k) Plan in the amount of $1.6 million, $1.5 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Letters of Credit — As of December 31, 2009, the Company had $10.9 million in irrevocable standby letters of credit outstanding, which were issued primarily to certain insurance carriers to guarantee payments of deductibles for various insurance programs, such as workers' compensation, commercial liability insurance, and as security for our indebtedness to Teachers Insurance and Annuity Association of America. Such letters of credit are secured by the collateral under the Company's senior secured credit facility. As of December 31, 2009, no amounts had been drawn on any of these irrevocable standby letters of credit.

As of December 31, 2009, the Company had posted bonds totaling $27.4 million related to construction activities and operational licensing.

(Table amounts in thousands, except share and per share data)

Guarantee — Bloomingdale LLC issued indebtedness in June 2000 in a taxable bond financing that is secured by a letter of credit in an amount not to exceed $14.7 million. All of the members separately guaranteed one-third of these obligations to the bank for the letter of credit and pledged their membership interest to the bank as security for the guarantee. The guarantee runs through June 7, 2010 subsequently extended to June 7, 2011 by the bank as of February 24, 2010. As of December 31, 2009, the maximum amount of future payments under our one-third of the guarantee was $2.8 million. We have the right to recover from Bloomingdale LLC any amounts paid under the terms of the guarantee, but only after Bloomingdale LLC's obligations to the bank have been satisfied.

11. Related Party Transactions

We leased various fitness and office equipment from third party equipment vendors for use at the center in Bloomingdale, Illinois. We then sublet this equipment to Bloomingdale LLC. The terms of the sublease were such that Bloomingdale LLC was charged the equivalent of the debt service for the use of the equipment. In 2007, the equipment was fully paid off and the leases expired, thus we did not charge Bloomingdale LLC in 2008 or 2009. We charged Bloomingdale LLC $0.4 million for the year ended December 31, 2007.

In October 2003, we leased a center located within a shopping center that is owned by a general partnership in which our chairman of the board of directors and chief executive officer has a 50% interest. In December 2003, we and the general partnership executed an addendum to this lease whereby we leased an additional 5,000 square feet of office space on a month-to-month basis within the shopping center, which we terminated effective January 1, 2007. We paid rent pursuant to this lease of $0.7 million, $0.7 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In May 2008, we hired a construction company to complete an excavation project on the remodel of one of our centers. Our chairman of the board of directors and chief executive officer owns 100% of the interests in such construction company. The total cost of the project was $0.7 million, of which $0.3 million was paid by us to the construction company in 2008, and $0.4 million was paid in 2009.

12. Executive Nonqualified Plan

During fiscal 2006, we implemented the Executive Nonqualified Excess Plan of Life Time Fitness, a non-qualified deferred compensation plan. This plan was established for the benefit of our highly compensated employees, which our plan defines as our employees whose projected compensation for the upcoming plan year would meet or exceed the IRS limit for determining highly compensated employees. This unfunded, non-qualified deferred compensation plan allows participants the ability to defer and grow income for retirement and significant expenses in addition to contributions made to our 401(k) Plan.

All highly compensated employees eligible to participate in the Executive Nonqualified Excess Plan of Life Time Fitness, including but not limited to our executives, may elect to defer up to 50% of their annual base salary and/or annual bonus earnings to be paid in any coming year. The investment choices available to participants under the non-qualified deferred compensation plan are of the same type and risk categories as those offered under our 401(k) Plan and may be modified or changed by the participant or us at any time. Distributions can be paid out as in-service payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 10 years. We may, but do not currently plan to, make matching contributions and/or discretionary contributions to this plan. If we did make contributions to this plan, the contributions would vest to each participant according to their years of service with us. At December 31, 2009, $1.6 million had been deferred and is being held on behalf of the employees. This amount is reflected as an other liability on the balance sheet.

(Table amounts in thousands, except share and per share data)

13. Quarterly Financial Data (Unaudited)

The following is a condensed summary of actual quarterly results of operations for 2009 and 2008:

	2008				2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Total revenue.......	$184,451	$192,407	$198,809	$193,954	$206,434	$212,549	$214,320	$203,698
Income from operations (1).......	36,016	39,878	42,123	29,337	32,503	38,270	39,982	38,106
Net income...........	17,404	19,828	21,574	13,015	15,114	18,260	20,633	18,377
Earnings per share (2)..........								
Basic (3)...............	$0.45	$0.51	$0.55	$0.33	$0.39	$0.46	$0.52	$0.47
Diluted (3)	0.44	0.50	0.55	0.33	0.38	0.46	0.51	0.46

(1) Total operating expenses in the fourth quarter of 2008 include expenses totaling $5.0 million associated with plans to slow the development of new centers. These expenses include severance costs, lower-of-cost-or-market adjustments in connection with assets held for sale and write-offs associated with land development cancelled in the fourth quarter of 2008.

(2) See Note 2 for discussion on the computation of earnings per share.

(3) The basic and diluted earnings per share by quarter include the impact of rounding within each quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Life Time Fitness, Inc.:

We have audited the accompanying consolidated balance sheets of Life Time Fitness, Inc. (a Minnesota corporation) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Life Time Fitness, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Life Time Fitness, Inc.:

We have audited the internal control over financial reporting of Life Time Fitness, Inc. (a Minnesota Corporation) and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 26, 2010

Quarterly Results (Unaudited)

Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new center openings and related expenses, timing of price increases for enrollment fees and membership dues and general economic conditions.

In the past, our pre-opening costs, which primarily consist of compensation and related expenses, as well as marketing, have varied significantly from quarter to quarter, primarily due to the timing of center openings. In addition, our compensation and related expenses as well as our operating costs in the beginning of a center's operations are greater than what can be expected in the future, both in aggregate dollars and as a percentage of membership revenue. Accordingly, the volume and timing of new center openings in any quarter have had, and are expected to continue to have, an impact on quarterly pre-opening costs, compensation and related expenses and occupancy and real estate costs. Due to these factors, results for a quarter may not indicate results to be expected for any other quarter or for a full fiscal year.

	2008				2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except for number of centers and per share data)							
Total revenue	$184,451	$192,407	$198,809	$193,954	$206,434	$212,549	$214,320	$203,698
Income from operations (1)	36,016	39,878	42,123	29,337	32,503	38,270	39,982	38,106
Net income	17,404	19,828	21,574	13,015	15,114	18,260	20,633	18,377
Earnings per share								
Basic (2)	$0.45	$0.51	$0.55	$0.33	$0.39	$0.46	$0.52	$0.47
Diluted (2)	0.44	0.50	0.55	0.33	0.38	0.46	0.51	0.46
Net cash provided by (used in):								
Operating activities	$49,322	$56,338	$37,852	$39,554	$49,660	$48,624	$40,267	$47,652
Investing activities	(104,056)	(145,260)	42,006	(98,685)	(50,386)	(40,428)	(24,766)	(27,705)
Financing activities	51,839	90,137	(76,413)	62,841	473	(7,967)	(18,169)	(21,802)
EBITDA (3)	$52,929	$57,394	$61,179	$50,042	$54,904	$61,237	$63,726	$61,066
Free cash flow (4)	($51,163)	($78,754)	($87,122)	($63,232)	$ 760	$ 5,799	$15,139	$17,873
Annual attrition rate (5)	36.1%	38.8%	41.2%	42.3%	42.7%	41.5%	40.6%	40.6%
Rent expense	$5,121	$5,460	$6,723	$10,071	$9,996	$10,084	$10,064	$10,097
Centers open at end of quarter (6)	71	74	77	81	83	84	84	84

(1) Total operating expenses in the fourth quarter of 2008 include expenses totaling $5.0 million associated with plans to slow the development of new centers. These expenses include severance costs, lower-of-cost-or-market adjustments in connection with assets held for sale and write-offs associated with land development cancelled in the fourth quarter of 2008..

(2) The basic and diluted earnings per share by quarter include the impact of rounding within each quarter.

(3) EBITDA consists of net income plus interest expense, net, provision for income taxes and depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance. EBITDA should not be considered as a substitute for net income, cash flows provided by operating activities, or other income or cash flow data prepared in accordance with GAAP. The funds depicted by EBITDA are not necessarily available for discretionary use if they are reserved for particular capital purposes, to maintain debt covenants, to service debt or to pay taxes. Additional details related to EBITDA are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

The following table provides a reconciliation of net income to EBITDA:

	2008				2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands)							
Net income	$17,404	$19,828	$21,574	$13,015	$15,114	$18,260	$20,633	$18,377
Interest expense, net	7,211	6,905	7,185	8,251	7,474	7,880	7,651	7,333
Provision for income taxes	11,724	13,471	13,700	8,329	10,252	12,462	12,014	12,713
Depreciation and amortization	16,590	17,190	18,720	20,447	22,064	22,635	23,428	22,643
EBITDA	$52,929	$57,394	$61,179	$50,042	$54,904	$61,237	$63,726	$61,066

(4) Free cash flow is a non-GAAP measure consisting of net cash provided by operating activities, less purchases of property and equipment. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and does not represent the total increase or decrease in the cash balance presented in accordance with GAAP. We use free cash flow as a measure of cash generated after spending on property and equipment. Free cash flow should not be considered as a substitute for net cash provided by operating activities prepared in accordance with GAAP. Additional details related to free cash flow are provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures."

The following table provides a reconciliation of net cash provided by operating activities to free cash flow:

	2008				2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands)							
Net cash provided by operating activities	$49,322	$56,338	$37,852	$39,554	$49,660	$48,624	$40,267	$47,652
Less: Purchases of property and equipment	(100,485)	(135,092)	(124,974)	(102,786)	(48,900)	(42,825)	(25,128)	(29,779)
Free cash flow	($51,163)	($78,754)	($87,122)	($63,232)	$ 760	$ 5,799	$15,139	$17,873

(5) Annual attrition rate is calculated as follows: total terminations for the trailing 12 months (excluding frozen memberships) divided into the average beginning month membership balance for the trailing 12 months.

(6) The data being presented includes the center owned by Bloomingdale LLC.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. As of December 31, 2009, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a and 15d – 15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, they believe that, as of December 31, 2009, we maintained effective internal control over financial reporting.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 8, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Certain information required by Part III is incorporated by reference from our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 22, 2010 (the "Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2009. Except for those portions specifically incorporated in this Form 10-K by reference to our Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated into this item by reference is the information under "Election of Directors - Directors and Director Nominees," "Election of Directors - Committees of Our Board of Directors," "Election of Directors - Code of Business Conduct and Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

The following table sets forth the name, age and positions of each of our executive officers as of February 26, 2010:

Name	Age	Position
Bahram Akradi	48	Chairman of the Board of Directors, President and Chief Executive Officer
Michael R. Robinson	50	Executive Vice President and Chief Financial Officer
Eric J. Buss	43	Executive Vice President, General Counsel and Secretary
Scott C. Lutz	51	Executive Vice President, Chief Marketing Officer
Mark L. Zaebst	50	Executive Vice President
Jeffrey G. Zwiefel	47	Executive Vice President

Bahram Akradi founded our company in 1992 and has been a director since our inception. Mr. Akradi was elected Chief Executive Officer and Chairman of the Board of Directors in May 1996. In December 2009, Mr. Akradi was appointed President of our company; a position he also held from 1992 through December 2007. Mr. Akradi has over 25 years of experience in Healthy Way of Life initiatives. From 1984 to 1989, he led U.S. Swim & Fitness Corporation as its co-founder and Executive Vice President. Mr. Akradi was a founder of the health and fitness Industry Leadership Council.

Michael R. Robinson was elected Executive Vice President and Chief Financial Officer upon joining our company in March 2002. Prior to joining our company, Mr. Robinson was most recently Executive Vice President and Chief Financial Officer of Next Generation Network, Inc., a digital video advertising company, from April 2000 to March 2002. Prior to April 2000, Mr. Robinson spent approximately 17 years with Honeywell International, Inc., a diversified technology and manufacturing company, where he held senior management positions from 1994 to March 2000. From 1995 to 1997, Mr. Robinson held the position of Vice President of Investor Relations and he was responsible for financial communications with investors and other third parties. From 1997 to 2000, he was the Vice President of Finance, Logistics and Supply for Europe, the Middle East and Africa where he managed accounting, finance, tax and treasury functions.

Eric J. Buss joined our company in September 1999 as Vice President of Finance and General Counsel. Mr. Buss was elected Secretary in September 2001 and was named Senior Vice President of Corporate Development in December 2001 and Executive Vice President in August 2005. Prior to joining our company, Mr. Buss was an associate with the law firm of Faegre & Benson LLP from 1996 to August 1999. Prior to beginning his legal career, Mr. Buss was employed by Arthur Andersen LLP.

Scott C. Lutz joined our company in May 2008 as Executive Vice President and Chief Marketing Officer. Prior to joining our company, Mr. Lutz served as Senior Vice President of New Business Development and Marketing at Best Buy Co., Inc., a position he held since 2006. Mr. Lutz has also held executive management roles at leading packaged goods companies, including Procter & Gamble, General Mills and ConAgra. He served as President and Chief Executive Officer of 8th Continent L.L.C., a General Mills-DuPont health and wellness joint venture.

Mark L. Zaebst joined our company in January 1996 as Director, Real Estate, and was named Senior Vice President of Real Estate and Development, in December 2001 and Executive Vice President in March 2006. Mr. Zaebst has over 20 years of experience in the health and fitness industry. Mr. Zaebst was instrumental in assisting Mr. Akradi in the creation, expansion and day-to-day operations of U.S. Swim & Fitness Corporation until 1991, at which time he started a career in real estate.

Jeffrey G. Zwiefel joined our company in December 1998 as Vice President, Health Enhancement Division and became Vice President of Fitness, Training and New Program Development in January 2004. Mr. Zwiefel was named Senior Vice President, Life Time University in March 2005, and named Executive Vice President of Operations in June 2008. Mr. Zwiefel has 23 years of comprehensive and diverse experience in the health, fitness and wellness industry. Prior to joining our company in 1999, Mr. Zwiefel worked for over nine years with NordicTrack, Inc. where he served most recently as Vice President, Product Development. Mr. Zwiefel has a M.S. in exercise physiology.

Item 11. Executive Compensation.

Incorporated into this item by reference is the information under "Election of Directors" and "Executive Compensation" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated into this item by reference is the information under "Equity Compensation Plan Information" and "Securities Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated into this item by reference is the information under "Certain Relationships and Related Party Transactions" and "Election of Directors – Director Independence" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Incorporated into this item by reference is the information under "Ratification of Independent Registered Public Accounting Firm - Fees" in our Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Documents filed as Part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2009 and 2008
Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:
The information required by Schedule II — Valuation and Qualifying Accounts is provided in Note 2 to the Consolidated Financial Statements.

Other schedules are omitted because they are not required.

(b) Exhibits:

3.1	Amended and Restated Articles of Incorporation of the Registrant.	Incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated April 20, 2009 (File No. 001-32230).
3.2	Amended and Restated Bylaws of the Registrant.	Incorporated by reference to Exhibit 3.4 to Amendment No. 2 to the Registrant's Form S-1 (File No. 333-113764), filed with the Commission on May 21, 2004.
4	Specimen of common stock certificate.	Incorporated by reference to Exhibit 4 to Amendment No. 4 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on June 23, 2004.
10.1#	LIFE TIME FITNESS, Inc. 1998 Stock Option Plan, as amended and restated.	Incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.2	Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.3	Schedule of terms to Form of Promissory Note made in favor of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.4	Open-End Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixtures Filing Statement made by LTF USA Real Estate, LLC for the benefit of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.

10.5	Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.6	Schedule of terms to Form of Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.7	Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.8	Schedule of terms to Form of Second Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement made for the benefit of Teachers Insurance and Annuity Association of America.	Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.9	Lease Agreement dated as of September 30, 2003, by and between LT Fitness (DE) QRS 15-53, Inc., as landlord, and Life Time Fitness, Inc., as tenant.	Incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.10	Series A Stock Purchase Agreement dated May 7, 1996, including amendments thereto.	Incorporated by reference to Exhibit 10.25 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.11	Series B Stock Purchase Agreement dated December 8, 1998, including amendments thereto.	Incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.12	Series C Stock Purchase Agreement dated August 16, 2000, including amendments thereto.	Incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.13	Series D Stock Purchase Agreement dated July 19, 2001, including amendments thereto.	Incorporated by reference to Exhibit 10.28 to the Registrant's Registration Statement of Form S-1 (File No. 333-113764), filed with the Commission on March 19, 2004.
10.14	Operating Agreement of Life Time, BSC Land, DuPage Health Services Fitness Center — Bloomingdale L.L.C. dated December 1, 1999 by and between the Registrant, Bloomingdale Sports Center Land Company and Central DuPage Health.	Incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Registrant's Form S-1 (File No. 333-113764), filed with the Commission on May 21, 2004.
10.15#	Amended and Restated Life Time Fitness, Inc. 2004 Long-Term Incentive Plan (effective as of April 23, 2009).	Incorporated by reference to Appendix B to the Registrant's proxy statement for its 2008 Annual Meeting of Shareholders (File No. 001-32230), filed with the Commission on March 9, 2009.

10.16#	Form of Executive Employment Agreement.	Incorporated by reference to Exhibit 10.17 to the Registrant's Form10-K for the year ended December 31, 2008 (File No. 001-32230).
10.17#	Form of Incentive Stock Option for 2004 Long-Term Incentive Plan.	Incorporated by reference to Exhibit 10.19 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230).
10.18#	Form of Non-Incentive Stock Option Agreement for 2004 Long-Term Incentive Plan.	Incorporated by reference to Exhibit 10.20 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230).
10.19#	2008 Key Executive Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated March 14, 2008 (File No. 001-32230).
10.20	Second Amended and Restated Credit Agreement, dated as of May 31, 2007, among the Company, U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc. and Royal Bank of Canada, as co-syndication agents, BMO Capital Markets, as documentation agent, and the banks party thereto from time to time.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form10-Q for the quarter ended June 30, 2007 (File No. 001-32230).
10.21	Security Agreement, dated as of April 15, 2005, among the Company and U.S. Bank National Association, as administrative agent.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated April 15, 2005 (File No. 001-32230).
10.22#	Form of Restricted Stock Agreement (Employee) for 2004 Long-Term Incentive Plan.	Incorporated by reference to Exhibit 10.26 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230).
10.23#	Form of Restricted Stock Agreement (Non-Employee Director) for 2004 Long-Term Incentive Plan.	Incorporated by reference to Exhibit 10.27 to the Registrant's Form10-K for the year ended December 31, 2006 (File No. 001-32230).
10.24	Lease Agreement with Well-Prop (Multi) LLC dated July 26, 2006.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230).
10.25	Guaranty and Suretyship Agreement with Well-Prop (Multi) LLC dated July 26, 2006.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230).
10.26	Purchase and Sale Agreement with Well-Prop (Multi) LLC dated July 26, 2006.	Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 (File No. 001-32230).

10.27#	Form of 2006 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan with performance-based vesting component.	Incorporated by reference to Exhibit 10.31 to the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 001-32230).
10.28#	Form of 2007 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan with performance-based vesting component.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated March 14, 2007 (File No. 001-32230).
10.29#	Executive Nonqualified Excess Plan.	Incorporated by reference to Exhibit 10.32 to the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 001-32230).
10.30	Loan Agreement dated January 24, 2007 among LTF CMBS I, LLC, the Company and Goldman Sachs Commercial Mortgage Capital, L.P.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230).
10.31	Lease Agreement dated January 24, 2007 among LTF CMBS I, LLC and LTF Club Operations Company, Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230).
10.32	Guaranty of the Loan Agreement dated January 24, 2007 for the benefit of Goldman Sachs Commercial Mortgage Capital, L.P. executed by the Company.	Incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230).
10.33	Lease Guaranty dated January 24, 2007 for the benefit of LTF CMBS I, LLC executed by the Company.	Incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K dated January 24, 2007 (File No. 001-32230).
10.34	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of January 24, 2008, among the Company, U.S. Bank National Association, as administrative agent and lead arranger, J.P. Morgan Securities, Inc. and Royal Bank of Canada, as co-syndication agents, BMO Capital Markets, as documentation agent, and the banks party thereto from time to time.	Incorporated by reference to Exhibit 10.37 to the Registrant's Form 10-K for the year ended December 31, 2007 (File No. 001-32230).
10.35#	Form of 2008 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan with performance-based vesting component.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K dated March 14, 2008 (File No. 001-32230).
10.36#	Form of Restricted Stock Unit Agreement issued to Bahram Akradi.	Incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K dated March 14, 2008 (File No. 001-32230).
10.37#	Life Time Fitness, Inc. Executive Cash Bonus Plan.	Incorporated by reference to Appendix A to the Registrant's proxy statement for its 2008 Annual Meeting of Shareholders (File No. 001-32230), filed with the Commission on March 6, 2008.

10.38	Indenture of Trust between LTF Real Estate VRDN I, LLC, as Borrower, and Manufacturers and Traders Trust Company, as Trustee for the LTF Real Estate VRDN I, LLC $34,235,000 Variable Rate Demand Notes, Series 2008, dated as of June 1, 2008.	Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.39	Reimbursement Agreement among General Electric Capital Corporation, GE Government Finance, Inc., and LTF Real Estate VRDN I, LLC for the LTF Real Estate VRDN I, LLC $34,235,000 Variable Rate Demand Notes, Series 2008, dated as of June 1, 2008.	Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.40	Lease Agreement between LTF Real Estate VRDN I, LLC and LTF Club Operations Company, Inc. dated as of June 13, 2008 (Chanhassen, MN – Headquarters).	Incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.41	Lease Agreement between LTF Real Estate VRDN I, LLC and LTF Club Operations Company, Inc. dated as of June 13, 2008 (Overland Park, KS).	Incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.42	Lease Guaranty and Negative Pledge Agreement dated as of June 1, 2008 by Life Time Fitness, Inc. in favor of LTF Real Estate VRDN I, LLC.	Incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.43	Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated as of June 1, 2008 by LTF Real Estate VRDN I, LLC in favor of General Electric Capital Corporation (Chanhassen, MN).	Incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.44	Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated as of June 1, 2008 by LTF Real Estate VRDN I, LLC in favor of General Electric Capital Corporation (Overland Park, KS).	Incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.45	Subordination, Attornment and Lessee-Lessor Estoppel Agreement dated as of June 1, 2008 by and among LTF Real Estate VRDN I, LLC, LTF Club Operations Company, Inc. and General Electric Capital Corporation (Chanhassen, MN).	Incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.46	Subordination, Attornment and Lessee-Lessor Estoppel Agreement dated as of June 1, 2008 by and among LTF Real Estate VRDN I, LLC, LTF Club Operations Company, Inc. and General Electric Capital Corporation (Overland Park, KS).	Incorporated by reference to Exhibit 10.12 to the Registrant's Form 10-Q for the quarter ended June 30, 2008 (File No. 001-32230).
10.47	Purchase and Sale Agreement by and among Life Time Fitness, Inc. and LTF Real Estate Company, Inc., as Seller, and Senior Housing Properties Trust, as Purchaser, dated as of August 21, 2008.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 (File No. 001-32230).

10.48	Lease Agreement dated as of August 21, 2008 by and among SNH LTF Properties LLC, as Landlord, and LTF Real Estate Company, Inc., as Tenant.	Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 (File No. 001-32230).
10.49	Guaranty Agreement dated as of August 21, 2008 by Life Time Fitness, Inc. for the benefit of SNH LTF Properties LLC.	Incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 (File No. 001-32230).
10.50	Lease Agreement between LT FIT (AZ-MD) LLC (an affiliate of W.P. Carey & Col, LLC), as Landlord, and LTF Real Estate Company, Inc., as Tenant dated September 26, 2008.	Incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 (File No. 001-32230).
10.51	Guaranty and Suretyship Agreement dated as of September 26, 2008 made by Life Time Fitness, Inc. to LT FIT (AZ-MD) LLC.	Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q for the quarter ended September 30, 2008 (File No. 001-32230).
10.52	Form of Omnibus Amendment to Loan Documents with Teachers Insurance and Annuity Association of America dated November 10, 2008.	Incorporated by reference to Exhibit 10.53 to the Registrant's Form 10-K for the year ended December 31, 2008 (File No. 001-32230).
10.53#	Form of 2009 Restricted Stock Agreement (Executive) for 2004 Long-Term Incentive Plan.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2009 (File No. 001-32230).
10.54#	Separation Agreement between Life Time Fitness, Inc. and Michael J. Gerend dated May 1, 2009.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated May 1, 2009 (File No. 001-32230).
10.55#	Form of Restricted Stock Agreement for 2004 Long-Term Incentive Plan granted June 11, 2009.	Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated June 11, 2009 (File No. 001-32230).
21	Subsidiaries of the Registrant.	Filed Electronically.
23	Consent of Deloitte & Touche LLP.	Filed Electronically.
24	Powers of Attorney	Filed Electronically.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Principal Executive Officer.	Filed Electronically.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Principal Financial Officer.	Filed Electronically.
32	Section 1350 Certifications.	Filed Electronically.

Management contract, compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Life Time Fitness, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2010.

LIFE TIME FITNESS, INC.

By: /s/ Bahram Akradi
Name: Bahram Akradi
Title: Chairman of the Board of Directors, President and Chief Executive Officer
(Principal Executive Officer and Director)

By: /s/ Michael R. Robinson
Name: Michael R. Robinson
Title: Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ John M. Hugo
Name: John M. Hugo
Title: Vice President and Corporate Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on February 26, 2010 by the following persons on behalf of the Registrant in the capacities indicated.

Signature	Title
/s/ Giles H. Bateman * Giles H. Bateman	Director
/s/ Jack W. Eugster * Jack W. Eugster	Director
/s/ Guy C. Jackson * Guy C. Jackson	Director
/s/ John K. Lloyd * John K. Lloyd	Director
/s/ Martha A. Morfitt * Martha A. Morfitt	Director
/s/ John B. Richards * John B. Richards	Director
/s/ Joseph S. Vassalluzzo * Joseph S. Vassalluzzo	Director

---

* Michael R. Robinson, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By /s/ Michael R. Robinson
Michael R. Robinson, Attorney-in-Fact

CORPORATE LEADERSHIP

Board of Directors

Bahram Akradi
Chairman of the Board
Life Time Fitness
Director since 1992

Giles H. Bateman
Retired CFO & Co-Founder
Price Club
Director since 2006

Jack W. Eugster
Retired Chariman,
President & CEO
Musicland Corporation
Director since 2009

Guy C. Jackson
Retired Partner
Ernst & Young LLP
Director since 2004

John K. Lloyd
President
Meridian Health
Director since 2009

Martha A. Morfitt
CEO Airborne, Inc.
Former President & CEO
CNS, Inc.
Director since 2008

John B. Richards
Managing Partner &
Principal in the New England
Consulting Group
Former President & CEO
Elizabeth Arden Red Door
Spa Holdings
Director since 2006

Joseph S. Vassalluzzo
Chairman of Federal
Realty Investment Trust
Former Vice Chairman
Staples, Inc.
Director since 2006

Executive Team

Bahram Akradi
Chairman, President & CEO

Michael R. Robinson
Executive Vice President & CFO

Eric J. Buss
Executive Vice President,
General Counsel & Secretary

Scott C. Lutz
Executive Vice President & CMO

Mark L. Zaebst
Executive Vice President,
Real Estate & Development

Jeffrey G. Zwiefel
Executive Vice President,
Operations

Corporate Headquarters

2902 Corporate Place
Chanhassen, MN 55317
Phone: 952-947-0000
lifetimefitness.com

Investor Inquiries

ir@lifetimefitness.com
Phone: 952-229-7427

Media Inquiries

pr@lifetimefitness.com
Phone: 952-229-7435

INVESTOR INFORMATION

Stock Exchange Listing
New York Stock Exchange: LTM


LTM
LISTED
NYSE

Annual Meeting
The annual meeting of our shareholders will be Thursday, April 22, 2010, beginning at 1:00 p.m. at our Corporate Headquarters. The Notice of Annual Meeting and Proxy Statement are made available to shareholders with the annual report.

Life Time Fitness Investor Information
Copies of the annual report, 10-K, 10-Q, proxy and other SEC filings are available without charge on our Web site at investor.lifetimefitness.com or by calling 952-229-7427.

Life Time Fitness Corporate Information
Available at lifetimefitness.com or by calling 952-947-0000.

Shareholder Account Inquiries — Transfer Agent
Wells Fargo Shareowner Services℠ acts as transfer agent and registrar for us, and maintains all shareholder records. If you have questions regarding the Life Time Fitness shares you own, stock transfers, address or name changes, lost stock certificates or duplicate mailings, please contact Wells Fargo Shareowner Services by writing or calling:

Wells Fargo, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075 USA
Phone: 800-468-9716 or 651-450-4064
Fax: 651-450-4033
wellsfargo.com/shareownerservices

Direct Registration of Life Time Fitness Shares
As a Life Time Fitness shareholder, your shares can be held in electronic or book entry form rather than certificate form through the Direct Registration System (DRS). With DRS, Wells Fargo Shareowner Services holds the shares electronically in an account in your name. You can move shares between our records and the broker-dealer of your choice. DRS gives you full ownership of your shares without the risk of holding certificates, which are subject to loss, theft or damage. You retain full ownership of the shares and continue to receive all shareholder communications, such as annual reports and proxy voting materials. You also can receive your account balance via telephone. If your shares are held in street name through a broker-dealer and you are interested in participating in DRS, you may have your broker-dealer transfer the shares to Wells Fargo Shareowner Services electronically through DRS. For more information on this service, contact Wells Fargo Shareowner Services at 800-468-9716.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Independent Legal Counsel
Faegre & Benson LLP


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Mixed Sources
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50%

Printed on paper made from FSC-certified, 50% postconsumer waste fiber.

LIFE TIME FITNESS CENTERS*



MN - 24
MI - 6
NJ - 2
NE - 1
OH - 4
MD - 2
IL - 9
IN - 1
UT - 1
CO - 2
VA - 3
KS - 1
MO - 1
NC - 1
TN - 1
AZ - 5
GA - 4
TX - 17
FL - 1

ARIZONA – PHOENIX
Gilbert
Goodyear - Palm Valley
Scottsdale
Pima Crossing *(Scottsdale)*
Tempe

COLORADO – DENVER
Parker
Westminster

FLORIDA
Boca Raton

GEORGIA – ATLANTA
Alpharetta
Johns Creek
Mountain Brook *(Woodstock)*
Sugarloaf

ILLINOIS – CHICAGO
Algonquin
Bloomingdale
Burr Ridge
Old Orchard *(Skokie)*
Orland Park
Romeoville
Schaumburg
Vernon Hills
Warrenville

INDIANA
Indianapolis

KANSAS – KANSAS CITY
Overland Park

MARYLAND
Columbia
Rockville

MICHIGAN – DETROIT
Canton Township
Commerce Township
Novi
Rochester Hills
Shelby Township
Troy

MINNESOTA – MPLS./ST. PAUL
Apple Valley
Bloomington North
Bloomington South
Champlin
Chanhassen
Coon Rapids
Crosstown *(Eden Prairie)*
Eagan
Eden Prairie
Fridley
Highland Park *(St. Paul)*
Lakeville
Maple Grove
Minneapolis
Minnetonka
New Hope
Plymouth
Roseville
Savage
St. Louis Park
St. Paul
Target Center *(Minneapolis)*
White Bear Lake
Woodbury

MISSOURI – ST. LOUIS
West County *(Ellisville)*

NEBRASKA
Omaha

NEW JERSEY
Berkeley Heights
Florham Park

NORTH CAROLINA – RALEIGH
Cary

OHIO – CINCINNATI
Deerfield Township

OHIO – CLEVELAND
Beachwood

OHIO – COLUMBUS
Columbus
Dublin

TENNESSEE
Collierville

TEXAS – AUSTIN
Austin North
Austin South

TEXAS – DALLAS
Allen-McKinney
Colleyville
Flower Mound
Garland
Mansfield
North Dallas
Plano
Premier Place

TEXAS – HOUSTON
Champions *(Willowbrook)*
Cinco Ranch *(Katy)*
CityCentre
Lake Houston *(Humble)*
Sugar Land

TEXAS – SAN ANTONIO
San Antonio
San Antonio at The Rim

UTAH – SALT LAKE CITY
South Valley *(South Jordan)*

VIRGINIA
Centreville
Fairfax
Loudoun County *(Sterling)*

**86 centers as of February 26, 2010*

00069603